All financial figures are unaudited and presented in Canadian dollars unless noted otherwise. Production volumes are presented on a working-interest basis, before royalties, except for production volumes from Suncor Energy Inc.’s (Suncor or the company) Libya operations, which are presented on an economic basis. Certain financial measures in this document, including adjusted funds from operations, free funds flow, net debt and adjusted operating earnings are not prescribed by Canadian generally accepted accounting principles (GAAP). For a description of these non-GAAP financial measures, see the advisory section of Suncor’s Management’s Discussion and Analysis dated November 3, 2026 (the MD&A).

Third Quarter Highlights

●	Generated record quarterly adjusted funds from operations of $6.7 billion and free funds flow of $5.2 billion.
●	Returned more than $2.0 billion to shareholders, with nearly $1.4 billion in share repurchases and nearly $700 million in dividends.
●	Leveraged unparalleled integration through record bitumen transfers, supporting strong upstream production of 853,000 bbls/d.
●	Achieved record third quarter refined product sales of 677,000 bbls/d, backed by strong refining throughput of 488,000 bbls/d.
●	Subsequent to the quarter, monthly share repurchases increased by 50% to $750 million.
●	Subsequent to the quarter, increased the quarterly dividend by 10% to $0.66 per share.
●	Agreement reached to divest non-core offshore assets including Terra Nova, White Rose and West White Rose.

“The third quarter was highlighted by record adjusted funds from operations and the ingenuity of our teams, who continue to find new ways to create value through our unparalleled integration, most recently by sustaining Edmonton refinery throughput during a turnaround,” said Rich Kruger, Chief Executive Officer. “Our confidence in the continued earnings power and resiliency of our business has allowed us to increase our dividend and our monthly share repurchases, while also returning tremendous value to Canadians with significantly higher royalty payments and income taxes.”

Third Quarter Results

Financial Highlights	Q3	Q2	Q3
($ millions, unless otherwise noted)	2026	2026	2025
Net earnings	3 814	3 732	1 619
Per common share(1) (dollars)	3.27	3.17	1.34
Adjusted operating earnings(2)	4 631	3 804	1 794
Per common share(1)(2) (dollars)	3.97	3.23	1.48
Adjusted funds from operations(2)	6 705	5 329	3 831
Per common share(1)(2) (dollars)	5.75	4.52	3.16
Cash flow provided by operating activities	6 196	5 655	3 785
Per common share(1) (dollars)	5.31	4.80	3.13
Capital expenditures excluding capitalized interest	1 468	1 310	1 439
Free funds flow(2)	5 196	3 980	2 347
Dividend per common share(1) (dollars)	0.60	0.60	0.57
Share repurchases per common share(3) (dollars)	1.16	0.89	0.62
Returns to shareholders(4)	2 048	1 756	1 438
Operating, selling and general expenses	3 552	3 419	3 270
Net debt(2)	1 751	4 481	7 147
Operating Highlights
Total upstream production (mbbls/d)	852.5	760.9	870.0
Refinery crude oil throughput (mbbls/d)	487.7	470.6	491.7
Refinery utilization(5) (%)	95	92	96

(1)	Presented on a basic per share basis.
(2)	Non-GAAP financial measures or contains non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of the MD&A.
(3)	Calculated as the cost of share repurchases, excluding taxes paid on share repurchases, divided by the weighted average number of shares outstanding.
(4)	Includes dividends paid on common shares and repurchases of common shares; excludes taxes paid on common share repurchases.
(5)	Effective January 1, 2026, Suncor increased the nameplate capacity of its refining network by 10% from 466,000 bbls/d to 511,000 bbls/d. Prior quarter utilization rates have been restated to reflect this change.

Financial Results

Adjusted Operating Earnings Reconciliation(1)

	Q3	Q2	Q3
($ millions)	2026	2026	2025
Net earnings	3 814	3 732	1 619
Unrealized foreign exchange (gain) loss on U.S. dollar denominated debt	(4)	132	186
Unrealized loss (gain) on risk management activities	65	(131)	5
Gain on disposal of asset	(65)	—	—
Asset impairment related to non-core asset divestiture	1 080	—	—
One-time legislative change to benefits	—	63	—
Income tax (recovery) expense on adjusted operating earnings adjustments	(259)	8	(16)
Adjusted operating earnings(1)	4 631	3 804	1 794

(1)	Non-GAAP financial measure. All reconciling items are presented on a before-tax basis and adjusted for income taxes in the income tax (recovery) expense on the adjusted operating earnings adjustments line. See the Non-GAAP and Other Financial Measures Advisory section of the MD&A.
●	Suncor’s adjusted operating earnings increased to $4.631 billion ($3.97 per common share) in the third quarter of 2026, compared to $1.794 billion ($1.48 per common share) in the prior year quarter, primarily due to higher upstream price realizations, increased downstream margins and increased high-value global export sales, partially offset by a corresponding increase in royalties and tax expense.
●	Net earnings increased to $3.814 billion ($3.27 per common share) in the third quarter of 2026, compared to $1.619 billion ($1.34 per common share) in the prior year quarter. In addition to the factors impacting adjusted operating earnings, net earnings for the third quarter of 2026 and the prior year quarter were impacted by the items shown in the table above, which included a non-cash asset impairment of $1.080 billion recorded in the E&P segment related to the planned sale of the company’s non-core offshore assets Terra Nova, White Rose and West White Rose.
●	Adjusted funds from operations increased to $6.705 billion ($5.75 per common share) in the third quarter of 2026, compared to $3.831 billion ($3.16 per common share) in the prior year quarter, and were primarily influenced by the same factors impacting adjusted operating earnings. Adjusted funds from operations benefited from the strength of Suncor’s integrated operations, as the upstream captured strong benchmark pricing and the downstream benefited from higher cracking margins.
●	Cash flow provided by operating activities, which includes changes in non-cash working capital, was $6.196 billion ($5.31 per common share) in the third quarter of 2026, compared to $3.785 billion ($3.13 per common share) in the prior year quarter.
●	Free funds flow increased to $5.196 billion ($4.46 per common share), compared to $2.347 billion ($1.94 per common share) in the prior year quarter, and was primarily influenced by the same factors impacting adjusted funds from operations.
●	Operating, selling and general (OS&G) expenses were $3.552 billion in the third quarter of 2026, compared to $3.270 billion in the prior year quarter, with the increase primarily due to increased mining activity, higher share-based compensation expense and higher commodity input costs.
●	Strong net earnings translated to third quarter current income tax and royalties expenses totalling $3.518 billion, predominantly attributable to Canada. Current income tax and royalties expenses for the nine months ended September 30, 2026, totalled $8.067 billion.

2 2026 Third Quarter Suncor Energy Inc.

Operating Results

	Q3	Q2	Q3
(mbbls/d, unless otherwise noted)	2026	2026	2025
Upstream
Total Oil Sands bitumen production	948.0	815.2	958.3
SCO and diesel production	557.9	510.0	571.2
Inter-asset transfers and consumption	(29.8)	(27.8)	(27.1)
Upgraded production – net SCO and diesel	528.1	482.2	544.1
Bitumen production	352.1	273.9	334.6
Inter-asset transfers	(91.7)	(66.0)	(66.5)
Non-upgraded bitumen production	260.4	207.9	268.1
Total Oil Sands production	788.5	690.1	812.2
Exploration and Production	64.0	70.8	57.8
Total upstream production	852.5	760.9	870.0
Upstream sales	837.5	782.1	887.2

Downstream
Refinery utilization(1) (%)	95	92	96
Refinery crude oil throughput	487.7	470.6	491.7
Refined product sales	676.9	654.8	646.8

●	Total Oil Sands bitumen production was 948,000 bbls/d in the third quarter of 2026, compared to 958,300 bbls/d in the prior year quarter, with the decrease primarily due to lower mining production at Syncrude related to increased maintenance activities, partially offset by record third quarter Firebag production.
●	The company’s net synthetic crude oil (SCO) production decreased to 528,100 bbls/d with upgrader utilization of 98% in the third quarter of 2026, compared to 544,100 bbls/d and 102%, respectively, in the prior year quarter, primarily due to the planned upgrader maintenance activities at Syncrude.
●	Non-upgraded bitumen production was 260,400 bbls/d in the third quarter of 2026, compared to 268,100 bbls/d in the prior year quarter, consistent with lower bitumen production.
●	Exploration and Production (E&P) production increased to 64,000 bbls/d in the third quarter of 2026, compared to 57,800 bbls/d in the prior year quarter, primarily due to higher production at Terra Nova.
●	Refinery crude oil throughput of 487,700 bbls/d with refinery utilization(1) of 95% was comparable to 491,700 bbls/d and 96%, respectively, in the prior year quarter. Strong current quarter operating performance was offset by increased planned maintenance activities at the Montreal refinery. The company was able to fully mitigate the expected throughput impacts of planned maintenance at its Edmonton refinery by leveraging its regional integration with Oil Sands. In Eastern Canada, the impacts of a third-party refinery supply pipeline outage were largely mitigated through the company's feedstock optionality and logistics capabilities.
●	Refined product sales increased to a third quarter record of 676,900 bbls/d, compared to 646,800 bbls/d in the prior year quarter, as Suncor leveraged prior debottlenecking efforts to increase high-value export capacity, and delivered more domestic volumes through high-value retail channels, including Canada’s number one retail brand.

(1)

Effective January 1, 2026, Suncor increased the nameplate capacity of its refining network by 10% from 466,000 bbls/d to 511,000 bbls/d. Prior quarter utilization rates have been restated to reflect this change.

2026 Third Quarter Suncor Energy Inc. 3

Corporate and Strategy Updates

●	Share repurchases increased to $750 million per month. Beginning in October 2026, Suncor increased planned monthly share repurchases to $750 million, from $500 million, projecting total 2026 share repurchases of $5.5 billion.
●	Quarterly dividend increase. Subsequent to the third quarter, Suncor’s board of directors approved a quarterly dividend of $0.66 per share, an increase of 10% over the prior quarter dividend, reflecting Suncor’s confidence in the earnings power and resiliency of its business.
●	Suncor to divest non-core offshore assets. Subsequent to the quarter, Suncor executed an agreement to sell its 48% interest in Terra Nova, 40% interest in White Rose and 38.6% interest in West White Rose offshore assets for $1.2 billion (US$860 million) and an additional contingent payment of up to $350 million (US$250 million), based on future oil prices. For the nine months ended September 30, 2026, total production of these assets was 17,000 bbls/d. All investment commitments and future liabilities associated with the assets will be transferred to the purchaser, including a $500 million regulatory well compliance program starting in 2027 at Terra Nova and the total present value of estimated future abandonment and lease liabilities of $1.4 billion. The transaction has an effective date of July 1, 2026, and is expected to close in early 2027, subject to customary closing conditions, regulatory approvals and partner consents.

Corporate Guidance Updates

There have been no changes to the 2026 corporate guidance ranges previously updated on August 4, 2026.

For further details and advisories regarding Suncor’s 2026 corporate guidance, see www.suncor.com/guidance.

4   2026 Third Quarter Suncor Energy Inc.

Management’s Discussion and Analysis

November 3, 2026

Suncor Energy is Canada’s leading integrated energy company. Suncor’s operations span the full energy value chain, including oil sands mining and in situ operations, upgrading, offshore production, petroleum refining in Canada and the U.S., marketing and trading, and nationwide Petro-Canada™ retail and wholesale networks – delivering reliable energy that fuels economic growth and meets the needs of customers across Canada and globally. With an unwavering focus on safety, operational excellence, and profitability, Suncor is committed to delivering industry-leading performance and long-term shareholder value. Suncor’s common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

For a description of Suncor’s segments, refer to Suncor’s Management’s Discussion and Analysis (MD&A) for the year ended December 31, 2025, dated February 25, 2026 (the 2025 annual MD&A).

This MD&A, for the three and nine months ended September 30, 2026, should be read in conjunction with Suncor’s unaudited interim Consolidated Financial Statements for the three and nine months ended September 30, 2026, Suncor’s audited Consolidated Financial Statements for the year ended December 31, 2025, and the 2025 annual MD&A.

Additional information about Suncor filed with Canadian securities regulatory authorities and the United States Securities and Exchange Commission (SEC), including quarterly and annual reports and Suncor’s Annual Information Form dated February 25, 2026 (the 2025 AIF), which is also filed with the SEC under cover of Form 40-F, is available online at www.sedarplus.ca, www.sec.gov and on our website at www.suncor.com. Information contained in or otherwise accessible through our website does not form part of this MD&A and is not incorporated into this MD&A by reference.

References to “we”, “our”, “Suncor”, “Suncor Energy” or “the company” means Suncor Energy Inc., its subsidiaries, partnerships and joint arrangements, unless otherwise specified or the context otherwise requires.

Basis of Presentation

Unless otherwise noted, all financial information is derived from the company’s condensed Consolidated Financial Statements, which are based on Canadian generally accepted accounting principles (GAAP), specifically International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board, and are prepared in accordance with International Accounting Standard (IAS) 34 Interim Financial Reporting.

All financial information is reported in Canadian dollars, unless otherwise noted. Production volumes are presented on a working-interest basis, before royalties, except for production volumes from the company’s Libya operations, which are presented on an economic basis.

References to Oil Sands operations exclude Suncor’s ownership of Fort Hills and interest in Syncrude.

Common Abbreviations

For a list of the abbreviations that may be used in this MD&A, please refer to the Common Abbreviations section of this MD&A.

2026 Third Quarter Suncor Energy Inc. 5

Management’s Discussion and Analysis

1. Third Quarter Highlights

●	Record financial results. Suncor generated record quarterly adjusted funds from operations(1) of $6.705 billion ($5.75 per common share), compared to $3.831 billion ($3.16 per common share) in the prior year quarter. Adjusted operating earnings(1) were a quarterly record of $4.631 billion ($3.97 per common share), compared to $1.794 billion ($1.48 per common share) in the prior year quarter.
●	Returned value to shareholders. Suncor returned $2.048 billion of value to shareholders, with $1.350 billion in share repurchases and $698 million in dividends.
●	Captured value in the upstream. Upstream production was 852,500 bbls/d, highlighted by record third quarter production at Firebag and record third quarter upgrader utilization at Oil Sands Base. The company also leveraged its unparalleled regional integration with record bitumen transfers, helping to enhance crude price realizations and capture incremental revenue in the strong SCO pricing environment.
●	Strong downstream performance. Downstream performance was highlighted by record third quarter refined product sales of 676,900 bbls/d and strong refinery crude oil throughput of 487,700 bbls/d where the company leveraged its integrated business to fully mitigate the expected throughput impacts of planned maintenance at its Edmonton refinery.
●	Share repurchases increased to $750 million per month. Beginning in October 2026, Suncor increased planned monthly share repurchases to $750 million, from $500 million, projecting total 2026 share repurchases of $5.5 billion.
●	Quarterly dividend increase. Subsequent to the third quarter, Suncor’s board of directors approved a quarterly dividend of $0.66 per share, an increase of 10% over the prior quarter dividend, reflecting Suncor’s confidence in the earnings power and resiliency of its business.
●	Suncor to divest non-core offshore assets. Subsequent to the quarter, Suncor executed an agreement to sell its 48% interest in Terra Nova, 40% interest in White Rose and 38.6% interest in West White Rose offshore assets for $1.2 billion (US$860 million) and an additional contingent payment of up to $350 million (US$250 million), based on future oil prices. For the nine months ended September 30, 2026, total production of these assets was 17,000 bbls/d. All investment commitments and future liabilities associated with the assets will be transferred to the purchaser, including a $500 million regulatory well compliance program starting in 2027 at Terra Nova and the total present value of estimated future abandonment and lease liabilities of $1.4 billion. The transaction has an effective date of July 1, 2026, and is expected to close in early 2027, subject to customary closing conditions, regulatory approvals and partner consents.

(1)	Non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this MD&A.

6 2026 Third Quarter Suncor Energy Inc.

2. Consolidated Financial and Operating Information

Financial Highlights

	Three months ended September 30		Nine months ended September 30
($ millions)	2026	2025	2026	2025
Earnings (loss) before income taxes
Oil Sands	2 833	1 638	7 040	4 157
Exploration and Production	(657)	142	190	465
Refining and Marketing	3 194	878	6 944	1 927
Corporate and Eliminations	(404)	(441)	(1 403)	(608)
Income tax expense	(1 152)	(598)	(3 125)	(1 499)
Net earnings	3 814	1 619	9 646	4 442
Adjusted operating earnings (loss)(1)
Oil Sands	2 811	1 627	6 977	4 173
Exploration and Production	414	142	1 261	465
Refining and Marketing	3 225	894	6 977	1 965
Corporate and Eliminations	(408)	(255)	(1 073)	(802)
Income tax expense included in adjusted operating earnings	(1 411)	(614)	(3 407)	(1 505)
Total	4 631	1 794	10 735	4 296
Adjusted funds from (used in) operations(1)
Oil Sands	4 352	2 900	11 065	8 109
Exploration and Production	570	279	1 784	981
Refining and Marketing	3 612	1 216	7 892	2 733
Corporate and Eliminations	(250)	(152)	(1 003)	(786)
Current income tax expense	(1 579)	(412)	(3 674)	(1 472)
Total	6 705	3 831	16 064	9 565
Change in non-cash working capital	(509)	(46)	(1 778)	(705)
Cash flow provided by operating activities	6 196	3 785	14 286	8 860
Capital expenditures(2)
Asset sustainment and maintenance	759	874	2 167	2 347
Economic investment	709	565	1 687	1 828
Total	1 468	1 439	3 854	4 175
Free funds flow(1)	5 196	2 347	12 089	5 228

(1)	Non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this MD&A.
(2)	Excludes capitalized interest of $41 million and $121 million in the third quarter and first nine months of 2026, compared to $45 million and $162 million in the third quarter and first nine months of 2025.

2026 Third Quarter Suncor Energy Inc. 7

Management’s Discussion and Analysis

Operating Highlights

	Three months ended September 30		Nine months ended September 30
(mbbls/d, unless otherwise noted)	2026	2025	2026	2025
Upstream
Production volumes
Oil Sands – Upgraded – net SCO and diesel	528.1	544.1	510.0	506.2
Oil Sands – Non-upgraded bitumen	260.4	268.1	249.2	277.7
Total Oil Sands production volumes	788.5	812.2	759.2	783.9
Exploration and Production	64.0	57.8	70.3	60.0
Total upstream production	852.5	870.0	829.5	843.9
Upstream sales	837.5	887.2	830.4	843.0
Downstream
Refinery utilization(1) (%)	95	96	95	92
Refinery crude oil throughput	487.7	491.7	485.3	472.3
Refined product sales	676.9	646.8	670.8	617.5
(1)	Effective January 1, 2026, Suncor increased the nameplate capacity of its refining network by 10% from 466,000 bbls/d to 511,000 bbls/d. Prior quarter utilization rates have been restated to reflect this change.

Financial Results

Net Earnings and Adjusted Operating Earnings

Adjusted Operating Earnings Reconciliation(1)

	Three months ended September 30		Nine months ended September 30
($ millions)	2026	2025	2026	2025
Net earnings	3 814	1 619	9 646	4 442
Unrealized foreign exchange (gain) loss on U.S. dollar denominated debt	(4)	186	267	(289)
Unrealized loss on risk management activities	65	5	26	13
Gain on disposal of asset	(65)	—	(65)	—
Asset impairment related to non-core asset divestiture	1 080	—	1 080	—
One-time legislative change to benefits(2)	—	—	63	—
Write-down of equity investments(3)	—	—	—	136
Income tax recovery on adjusted operating earnings adjustments	(259)	(16)	(282)	(6)
Adjusted operating earnings(1)	4 631	1 794	10 735	4 296

(1)	Non-GAAP financial measure. All reconciling items are presented on a before-tax basis and adjusted for income taxes in the income tax (recovery) expense on adjusted operating earnings adjustments line. See the Non-GAAP and Other Financial Measures Advisory section of this MD&A.
(2)	During the second quarter of 2026, Suncor recorded a one-time expense of $63 million in the Corporate and Eliminations segment due to legislative changes to Alberta seniors benefits.
(3)	During the second quarter of 2025, Suncor recorded write-downs of equity investments of $95 million in the Corporate and Eliminations segment and $41 million in the Refining and Marketing (R&M) segment.

Suncor’s consolidated net earnings for the third quarter of 2026 were $3.814 billion, compared to $1.619 billion in the prior year quarter. Net earnings were primarily influenced by the same factors that impacted adjusted operating earnings discussed below.

Other items affecting net earnings over these periods included:

●	An unrealized foreign exchange gain on the revaluation of U.S. dollar denominated debt of $4 million recorded in financing expenses in the Corporate and Eliminations segment in the third quarter of 2026, compared to a loss of $186 million in the third quarter of 2025.
●	An unrealized loss on risk management activities of $65 million recorded in other income in the third quarter of 2026, compared to an unrealized loss of $5 million in the third quarter of 2025.
●	During the third quarter of 2026, Suncor recorded a gain on the sale of land of $65 million in the Oil Sands segment.
●	During the third quarter of 2026, Suncor recorded a non-cash asset impairment of $1.080 billion in the E&P segment related to the agreement to sell its non-core offshore assets Terra Nova, White Rose and West White Rose.
●	An income tax recovery related to the items noted above of $259 million in the third quarter of 2026, compared to a recovery of $16 million in the third quarter of 2025.

8 2026 Third Quarter Suncor Energy Inc.

Bridge Analysis of Adjusted Operating Earnings ($ millions)(1)

(1)	For an explanation of this bridge analysis, see the Non-GAAP and Other Financial Measures Advisory section of this MD&A.

Suncor’s adjusted operating earnings increased to $4.631 billion ($3.97 per common share) in the third quarter of 2026, compared to $1.794 billion ($1.48 per common share) in the prior year quarter, primarily due to higher upstream price realizations, increased downstream margins and increased high-value global export sales, partially offset by a corresponding increase in royalties and tax expense.

Adjusted Funds from Operations and Cash Flow Provided by Operating Activities

Adjusted funds from operations increased to $6.705 billion ($5.75 per common share) in the third quarter of 2026, compared to $3.831 billion ($3.16 per common share) in the prior year quarter, and were primarily influenced by the same factors impacting adjusted operating earnings discussed above.

Cash flow provided by operating activities, which includes changes in non-cash working capital, increased to $6.196 billion ($5.31 per common share) in the third quarter of 2026, compared to $3.785 billion ($3.13 per common share) in the prior year quarter. In addition to the factors impacting adjusted funds from operations, cash flow provided by operating activities was impacted by a larger use of cash associated with the company’s working capital balances in the third quarter of 2026, compared to the prior year quarter. Working capital is subject to fluctuations based on commodity prices, the timing of transactions and seasonal factors. The use of cash in the third quarter of 2026 was primarily due to an increase in accounts receivable balances, partially offset by an increase in accounts payable and accrued liabilities balances, consistent with the increase in business environment in the latter part of the quarter.

Operating, Selling and General Expenses

	Three months ended September 30		Nine months ended September 30
($ millions)	2026	2025	2026	2025
Operations, selling and corporate costs	2 842	2 691	8 733	8 069
Commodities	438	396	1 402	1 313
Share-based compensation and other(1)	272	183	614	348
Total operating, selling and general (OS&G) expenses	3 552	3 270	10 749	9 730

(1)	In the third quarter of 2026, share-based compensation expense of $272 million included $94 million in the Oil Sands segment, $6 million in the E&P segment, $42 million in the R&M segment and $130 million in the Corporate and Eliminations segment. In the third quarter of 2025, share-based compensation expense of $183 million included $59 million in the Oil Sands segment, $4 million in the E&P segment, $30 million in the R&M segment and $90 million in the Corporate and Eliminations segment. Other includes a one-time expense of $63 million in the Corporate and Eliminations segment due to legislative changes to Alberta seniors benefits in the second quarter of 2026.

OS&G expenses were $3.552 billion in the third quarter of 2026, compared to $3.270 billion in the prior year quarter, with the increase primarily due to increased mining activity, higher share-based compensation expense and higher commodity input costs. The company’s exposure to commodity costs is partially mitigated by revenue from power sales that are recorded in operating revenues.

2026 Third Quarter Suncor Energy Inc. 9

Management’s Discussion and Analysis

Business Environment

Commodity prices, refining crack spreads and foreign exchange rates are important factors that affect the results of Suncor’s operations. For additional details, see the Financial Information section of the 2025 annual MD&A.

		Average for the three months ended September 30		Average for the nine months ended September 30
		2026	2025	2026	2025
WTI crude oil at Cushing	US$/bbl	85.70	64.95	83.60	66.65
Dated Brent crude	US$/bbl	96.80	69.10	94.15	70.80
Dated Brent/Maya crude oil FOB price differential	US$/bbl	20.95	8.80	18.55	10.00
MSW at Edmonton	Cdn$/bbl	118.90	86.40	115.00	88.60
WCS at Hardisty	US$/bbl	71.80	54.55	69.40	55.60
WCS-WTI heavy/light differential	US$/bbl	(13.90)	(10.40)	(14.20)	(11.05)
SYN-WTI premium	US$/bbl	6.80	1.35	4.95	—
Condensate at Edmonton	US$/bbl	82.20	63.10	83.20	65.50
Natural gas (Alberta spot) at AECO	Cdn$/GJ	1.50	0.60	1.65	1.45
Alberta Power Pool Price	Cdn$/MWh	35.50	51.30	32.40	43.90
New York Harbor 2-1-1 crack(1)	US$/bbl	76.50	29.95	56.00	25.70
Chicago 2-1-1 crack(1)	US$/bbl	66.10	26.40	46.90	21.05
Portland 2-1-1 crack(1)	US$/bbl	77.15	42.05	59.70	34.25
Gulf Coast 2-1-1 crack(1)	US$/bbl	73.50	27.10	52.65	23.75
U.S. Renewable Volume Obligation	US$/bbl	14.35	6.40	12.30	5.75
Suncor custom 5-2-2-1 index(2)	US$/bbl	64.90	31.20	50.40	28.65
Exchange rate (average)	US$/Cdn$	0.71	0.73	0.72	0.72
Exchange rate (end of period)	US$/Cdn$	0.70	0.72	0.70	0.72

(1)	2-1-1 crack spreads are indicators of the refining margin generated by converting two barrels of WTI into one barrel of gasoline and one barrel of diesel. The crack spreads presented here generally approximate the regions into which the company sells refined products through retail and wholesale channels.
(2)	Suncor has developed an indicative 5-2-2-1 index based on publicly available pricing data to more accurately reflect the company’s realized refining and marketing gross margin. For more details, including how the 5-2-2-1 index is calculated, see Suncor’s 2025 annual MD&A.

10 2026 Third Quarter Suncor Energy Inc.

3. Segment Results and Analysis

Oil Sands

Financial Highlights

	Three months ended September 30		Nine months ended September 30
($ millions)	2026	2025	2026	2025
Operating revenues	9 321	7 050	25 878	20 631
Less: Royalties	(1 619)	(880)	(3 553)	(2 291)
Operating revenues, net of royalties	7 702	6 170	22 325	18 340
Earnings before income taxes	2 833	1 638	7 040	4 157
Adjusted for:
Unrealized loss (gain) on risk management activities	43	(11)	2	16
Gain on disposal of asset(1)	(65)	—	(65)	—
Adjusted operating earnings(2)	2 811	1 627	6 977	4 173
Adjusted funds from operations(2)	4 352	2 900	11 065	8 109
Free funds flow(2)	3 290	1 902	8 343	5 253

(1)	During the third quarter of 2026, Suncor recorded a gain on the sale of land of $65 million.
(2)	Non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this MD&A.

Oil Sands segment adjusted operating earnings increased to $2.811 billion in the third quarter of 2026, compared to $1.627 billion in the prior year quarter, primarily due to increased price realizations, partially offset by a corresponding increase in royalties, decreased sales volumes and increased operating expenses.

2026 Third Quarter Suncor Energy Inc. 11

Management’s Discussion and Analysis

Production Volumes

	Three months ended September 30		Nine months ended September 30
(mbbls/d)	2026	2025	2026	2025
Oil Sands bitumen
Upgrader bitumen throughput	687.6	690.2	649.9	641.1
Non-upgraded bitumen production	260.4	268.1	249.2	277.7
Total Oil Sands bitumen production	948.0	958.3	899.1	918.8
Upgraded – net SCO and diesel
Oil Sands operations(1)(2)	376.1	370.6	355.2	337.5
Syncrude(1)(2)	181.8	200.6	184.4	198.0
Inter-asset transfers and consumption(3)(4)	(29.8)	(27.1)	(29.6)	(29.3)
Upgraded – net SCO and diesel production	528.1	544.1	510.0	506.2
Non-upgraded bitumen
Oil Sands operations	167.6	150.4	149.5	159.5
Fort Hills	184.5	184.1	175.3	174.5
Syncrude	—	0.1	5.4	3.1
Inter-asset transfers(5)	(91.7)	(66.5)	(81.0)	(59.4)
Non-upgraded bitumen production	260.4	268.1	249.2	277.7
Oil Sands production volumes to market
Upgraded – net SCO and diesel	528.1	544.1	510.0	506.2
Non-upgraded bitumen	260.4	268.1	249.2	277.7
Total Oil Sands production volumes	788.5	812.2	759.2	783.9

(1)	Oil Sands Base upgrader yields are approximately 80% of bitumen throughput and Syncrude upgrader yield is approximately 85% of bitumen throughput.
(2)	Upgrader utilization rates are calculated using total upgraded production, inclusive of internally consumed products and inter-asset transfers.
(3)	Both Oil Sands operations and Syncrude produce diesel and other products, which are internally consumed in operations. In the third quarter of 2026, Oil Sands operations produced 20,000 bbls/d of internally consumed products, of which 10,300 bbls/d was consumed at Oil Sands operations, 7,600 bbls/d was consumed at Fort Hills and 2,100 bbls/d was consumed at Syncrude. Syncrude produced 3,400 bbls/d of internally consumed products.
(4)	In the third quarter of 2026, upgraded inter-asset transfers consisted of 6,400 bbls/d of sour SCO that was transferred from Oil Sands operations to Syncrude.
(5)	In the third quarter of 2026, non-upgraded inter-asset transfers consisted of 72,300 bbls/d of bitumen that was transferred from Fort Hills to Oil Sands Base, and 19,400 bbls/d of bitumen that was transferred from Firebag to Syncrude.

Total Oil Sands bitumen production was 948,000 bbls/d in the third quarter of 2026, compared to 958,300 bbls/d in the prior year quarter, with the decrease primarily due to lower mining production at Syncrude related to increased maintenance activities, partially offset by record third quarter Firebag production.

The company’s net SCO production decreased to 528,100 bbls/d in the third quarter of 2026, compared to 544,100 bbls/d in the prior year quarter, with record third quarter upgrader utilization of 107% at Oil Sands Base and 88% at Syncrude, compared to 106% and 98%, respectively, in the prior year quarter, primarily due to the planned upgrader maintenance activities at Syncrude.

Non-upgraded bitumen production was 260,400 bbls/d in the third quarter of 2026, compared to 268,100 bbls/d in the prior year quarter, consistent with lower bitumen production.

12 2026 Third Quarter Suncor Energy Inc.

Sales Volumes

	Three months ended September 30		Nine months ended September 30
(mbbls/d)	2026	2025	2026	2025
Upgraded – net SCO and diesel	547.4	541.9	514.2	503.6
Non-upgraded bitumen	224.5	277.9	243.5	276.9
Total	771.9	819.8	757.7	780.5

SCO and diesel sales volumes increased to 547,400 bbls/d in the third quarter of 2026, compared to 541,900 bbls/d in the prior year quarter, primarily due to a draw of inventory in the current quarter.

Non-upgraded bitumen sales volumes decreased to 224,500 bbls/d in the third quarter of 2026, compared to 277,900 bbls/d in the prior year quarter, primarily due to a build of inventory in the current quarter.

Price Realizations(1)(2)

Before royalties	Three months ended September 30		Nine months ended September 30
($/bbl)	2026	2025	2026	2025
Upgraded – net SCO and diesel	132.75	92.43	125.79	94.12
Non-upgraded bitumen	96.42	71.93	90.66	72.23
Weighted average	122.18	85.48	114.50	86.35
Weighted average crude, relative to WTI	2.30	(3.98)	(1.26)	(6.83)

(1)	Contains non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this MD&A.
(2)	Beginning in the first quarter of 2026, the company revised the calculation of price realizations to exclude transportation and distribution expenses to better align with how management evaluates performance. Prior period comparatives have been restated to reflect this change.

Oil Sands price realizations increased in the third quarter of 2026 compared to the prior year quarter, primarily due to higher crude oil benchmark pricing and strong current quarter SCO premiums, partially offset by wider heavy crude oil differentials.

Royalties

Royalties for the Oil Sands segment increased in the third quarter of 2026 compared to the prior year quarter, primarily due to higher Canadian heavy crude pricing.

Expenses and Other Factors

Total Oil Sands operating expenses increased in the third quarter of 2026 compared to the prior year quarter, primarily due to increased mining activity, increased share-based compensation expense and higher commodity input costs.

Depreciation, depletion and amortization (DD&A) expense increased compared to the prior year quarter, primarily due to the commissioning of new assets in the current quarter.

Exploration expenses increased in the third quarter of 2026 compared to the prior year quarter, primarily due to In Situ development activities.

Transportation costs decreased in the third quarter of 2026 compared to the prior year quarter, primarily due to decreased exports to the U.S. Gulf Coast.

Financing expense and other, which includes other income, increased in the third quarter of 2026 compared to the prior year quarter, primarily due to increased interest related to leases.

2026 Third Quarter Suncor Energy Inc. 13

Management’s Discussion and Analysis

Cash Operating Costs

	Three months ended September 30		Nine months ended September 30
($ millions, except as noted)	2026	2025	2026	2025
Oil Sands OS&G(1)	2 568	2 329	7 838	7 077
Oil Sands operations cash operating costs reconciliation
Oil Sands operations OS&G	1 284	1 157	3 950	3 620
Non-production costs(3)	137	108	329	251
Excess power capacity and other(4)	(75)	(72)	(247)	(235)
Oil Sands operations cash operating costs(2)	1 346	1 193	4 032	3 636
Oil Sands operations production volumes (mbbls/d)	543.7	521.0	504.7	497.0
Oil Sands operations cash operating costs(2) ($/bbl)	26.90	24.85	29.25	26.80
Fort Hills cash operating costs reconciliation
Fort Hills OS&G	749	617	2 179	1 867
Non-production costs(3)	(166)	(92)	(390)	(248)
Excess power capacity(4)	(4)	(5)	(11)	(17)
Fort Hills cash operating costs(2)	579	520	1 778	1 602
Fort Hills production volumes (mbbls/d)	184.5	184.1	175.3	174.5
Fort Hills cash operating costs(2) ($/bbl)	34.15	30.65	37.15	33.60
Syncrude cash operating costs reconciliation
Syncrude OS&G	785	616	2 255	1 925
Non-production costs(3)	(58)	(33)	(81)	(15)
Excess power capacity(4)	(2)	(2)	(5)	(7)
Syncrude cash operating costs(2)	725	581	2 169	1 903
Syncrude production volumes (mbbls/d)	181.8	200.7	189.8	201.1
Syncrude cash operating costs(2) ($/bbl)	43.35	31.45	41.85	34.65

(1)	Oil Sands inventory changes and internal transfers are presented on an aggregate basis and reflect: i) the impacts of changes in inventory levels and valuations, such that the company is able to present cost information based on production volumes; and ii) adjustments for internal diesel sales between assets. In the third quarter and first nine months of 2026, Oil Sands OS&G included ($250) million and ($546) million, respectively, of inventory changes and internal transfers. In the third quarter and first nine months of 2025, Oil Sands OS&G included ($61) million and ($335) million of inventory changes and internal transfers.
(2)	Non-GAAP financial measures. Related per barrel amounts contain non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this MD&A.
(3)	Non-production costs include, but are not limited to, share-based compensation adjustments, research costs, project startup costs, asset advancement costs and adjustments to reflect the cost of internal transfers in the receiving asset at the cost of production versus the cost of purchase. Non-production costs at Fort Hills and Syncrude also include, but are not limited to, an adjustment to reflect internally produced diesel from Oil Sands operations at the cost of production.
(4)	Represents excess power revenue from cogeneration units that is recorded in operating revenues. Oil Sands operations excess power capacity and other also includes, but is not limited to, the natural gas expense recorded as part of a non-monetary arrangement involving a third-party processor.

Oil Sands operations cash operating costs per barrel(1) were $26.90 in the third quarter of 2026, compared to $24.85 in the prior year quarter, with the increase primarily due to higher mining activity, a higher proportion of Fort Hills bitumen being directed to upgrading at Oil Sands Base and higher commodity input costs, partially offset by increased production volumes.

Fort Hills cash operating costs per barrel(1) were $34.15 in the third quarter of 2026, compared to $30.65 in the prior year quarter, with the increase primarily due to higher commodity input costs and higher mining activity.

Syncrude cash operating costs per barrel(1) were $43.35 in the third quarter of 2026, compared to $31.45 in the prior year quarter, with the increase primarily due to increased mining and maintenance activity and decreased production volumes.

(1)	Contains non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this MD&A.

14 2026 Third Quarter Suncor Energy Inc.

Results for the First Nine Months of 2026

Oil Sands earnings before income taxes for the first nine months of 2026 were $7.040 billion, compared to $4.157 billion in the prior year period. In addition to the factors impacting adjusted operating earnings, earnings before income taxes for the first nine months of 2026 included a $2 million unrealized loss on risk management activities, compared to a $16 million unrealized loss in the prior year period.

Oil Sands adjusted operating earnings for the first nine months of 2026 were $6.977 billion, compared to $4.173 billion in the prior year period, with the increase primarily due to increased price realizations, partially offset by a corresponding increase in royalties, increased operating expenses and decreased sales volumes.

Oil Sands adjusted funds from operations for the first nine months of 2026 were $11.065 billion, compared to $8.109 billion in the prior year period, with the increase primarily due to the same factors that influenced adjusted operating earnings.

Oil Sands operations cash operating costs per barrel were $29.25 for the first nine months of 2026, compared to $26.80 in the prior year period, with the increase primarily due to a higher proportion of Fort Hills bitumen being directed to upgrading at Oil Sands Base, increased mining and maintenance activities, including incremental costs associated with unprecedented wet weather conditions in the second quarter of 2026, and higher commodity input costs.

Fort Hills cash operating costs per barrel were $37.15 for the first nine months of 2026, compared to $33.60 in the prior year period, with the increase primarily due to increased mining activity, in part due to incremental costs associated with unprecedented wet weather conditions in the second quarter of 2026, and higher commodity input costs.

Syncrude cash operating costs per barrel were $41.85 for the first nine months of 2026, compared to $34.65 in the prior year period, with the increase primarily due to increased mining and maintenance activity, incremental costs associated with unprecedented wet weather conditions in the second quarter of 2026, and decreased production volumes.

Planned Maintenance Update

Updates to the planned maintenance activities affecting the Oil Sands segment, as discussed in the 2025 annual MD&A, are as follows:

●	Planned maintenance at the Syncrude Plant and Mine originally scheduled for the second quarter was deferred and completed subsequent to the third quarter.

2026 Third Quarter Suncor Energy Inc. 15

Management’s Discussion and Analysis

Exploration and Production

Financial Highlights

	Three months ended September 30		Nine months ended September 30
($ millions)	2026	2025	2026	2025
Operating revenues(1)	1 072	665	3 180	2 059
Less: Royalties(1)	(320)	(133)	(840)	(487)
Operating revenues, net of royalties	752	532	2 340	1 572
(Loss) earnings before income taxes	(657)	142	190	465
Adjusted for:
Unrealized gain on risk management activities	(9)	—	(9)	—
Asset impairment related to non-core asset divestiture(2)	1 080	—	1 080	—
Adjusted operating earnings(3)	414	142	1 261	465
Adjusted funds from operations(3)	570	279	1 784	981
Free funds flow(3)	453	97	1 413	361

(1)	Production from the company’s Libya operations is presented on an economic basis. Revenue and royalties from the company’s Libya operations are presented on a working-interest basis, which is required for presentation purposes in the company’s Consolidated Financial Statements. See the E&P price realizations table in the Non-GAAP and Other Financial Measures Advisory section of this MD&A.
(2)	During the third quarter of 2026, Suncor recorded an asset impairment of $1.080 billion related to an agreement to sell its non-core offshore assets Terra Nova, White Rose and West White Rose.
(3)	Non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this MD&A.

Adjusted operating earnings for the E&P segment in the third quarter of 2026 increased to $414 million, compared to $142 million in the prior year quarter, primarily due to higher price realizations as a result of higher benchmark pricing, partially offset by increased royalties and decreased sales volumes.

Volumes

	Three months ended September 30		Nine months ended September 30
(mbbls/d)	2026	2025	2026	2025
E&P Canada	59.1	55.6	66.2	55.9
E&P International	4.9	2.2	4.1	4.1
Total production	64.0	57.8	70.3	60.0
Total sales volumes	65.6	67.4	72.7	62.5

E&P production increased to 64,000 bbls/d in the third quarter of 2026, compared to 57,800 bbls/d in the prior year quarter, primarily due to higher production at Terra Nova.

Total E&P sales volumes were 65,600 bbls/d in the third quarter of 2026, compared to 67,400 bbls/d in the prior year quarter, with the decrease primarily due to the timing of cargo sales in E&P Canada.

Price Realizations(1)(2)

Before royalties	Three months ended September 30		Nine months ended September 30
($/bbl)	2026	2025	2026	2025
E&P Canada	146.01	98.04	136.32	100.47

(1)	Contains non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this MD&A.
(2)	Beginning in the first quarter of 2026, the company revised the calculation of price realizations to exclude transportation and distribution expenses to better align with how management evaluates performance. Prior period comparatives have been restated to reflect this change.

16 2026 Third Quarter Suncor Energy Inc.

E&P price realizations increased in the third quarter of 2026 compared to the prior year quarter, in line with the increase in benchmark prices for Brent crude.

Royalties

E&P royalties, excluding the impact of Libya, increased in the third quarter of 2026 compared to the prior year quarter, primarily due to the increase in price realizations.

Expenses and Other Factors

Operating and transportation expenses in the third quarter of 2026 were comparable to the prior year quarter.

Results for the First Nine Months of 2026

Earnings before income taxes for E&P for the first nine months of 2026 were $190 million, compared to $465 million in the prior year period. In addition to the factors impacting adjusted operating earnings, earnings before income taxes for the first nine months of 2026 included an asset impairment of $1.080 billion related to the planned sale of the company’s non-core offshore assets Terra Nova, White Rose and West White Rose in the third quarter of 2026 and a $9 million unrealized gain on risk management activities, compared to nil in the prior year period.

Adjusted operating earnings for E&P for the first nine months of 2026 were $1.261 billion, compared to $465 million in the prior year period, with the increase primarily due to higher price realizations as a result of higher benchmark pricing and increased sales volumes, partially offset by increased royalties.

Adjusted funds from operations for the first nine months of 2026 were $1.784 billion, compared to $981 million in the prior year period, with the increase primarily due to the same factors that influenced adjusted operating earnings.

Planned Maintenance Update for Operated Assets

There are no updates to the planned maintenance activities affecting the E&P segment as discussed in the 2025 annual MD&A.

Asset Transaction

Subsequent to the quarter, Suncor executed an agreement to sell its 48% interest in Terra Nova, 40% interest in White Rose and 38.6% interest in West White Rose offshore assets for $1.2 billion (US$860 million) and an additional contingent payment of up to $350 million (US$250 million), based on future oil prices. For the nine months ended September 30, 2026, total production of these assets was 17,000 bbls/d. All investment commitments and future liabilities associated with the assets will be transferred to the purchaser, including a $500 million regulatory well compliance program starting in 2027 at Terra Nova and the total present value of estimated future abandonment and lease liabilities of $1.4 billion. The transaction has an effective date of July 1, 2026, and is expected to close in early 2027, subject to customary closing conditions, regulatory approvals and partner consents.

2026 Third Quarter Suncor Energy Inc. 17

Management’s Discussion and Analysis

Refining and Marketing

Financial Highlights

	Three months ended September 30		Nine months ended September 30
($ millions)	2026	2025	2026	2025
Operating revenues	13 395	8 085	34 414	23 023
Earnings before income taxes	3 194	878	6 944	1 927
Adjusted for:
Unrealized loss (gain) on risk management activities	31	16	33	(3)
Write-down of equity investment(1)	—	—	—	41
Adjusted operating earnings(2)	3 225	894	6 977	1 965
Adjusted funds from operations(2)	3 612	1 216	7 892	2 733
Free funds flow(2)	3 291	926	7 039	1 901

(1)	During the second quarter of 2025, Suncor recorded a write-down of an equity investment of $41 million.
(2)	Non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this MD&A.

R&M adjusted operating earnings in the third quarter of 2026 increased to $3.225 billion, compared to $894 million in the prior year quarter, as the company realized higher margins due to higher benchmark crack spreads, increased high value global export sales and a FIFO inventory valuation gain in the current quarter, partially offset by increased transportation expenses related to increased exports.

Volumes

	Three months ended September 30		Nine months ended September 30
	2026	2025	2026	2025
Refinery crude oil throughput (mbbls/d)	487.7	491.7	485.3	472.3
Refinery utilization(1) (%)	95	96	95	92
Refined product sales (mbbls/d)
Gasoline	267.9	262.1	262.5	258.7
Distillate	303.3	289.6	309.2	274.1
Other	105.7	95.1	99.1	84.7
Total	676.9	646.8	670.8	617.5
Refinery production(2) (mbbls)	47 569	48 326	140 962	136 406
Refining and marketing gross margin – First-in, first-out (FIFO)(3) ($/bbl)	91.30	39.65	73.40	36.45
Refining and marketing gross margin – Last-in, first-out (LIFO)(3) ($/bbl)	86.40	39.55	65.40	37.45
Refining operating expense(3) ($/bbl)	6.20	6.00	6.45	6.50

(1)	Refinery utilization is the amount of crude oil and natural gas liquids processed by crude distillation units, expressed as a percentage of the nameplate capacity of these units. Effective January 1, 2026, Suncor increased the nameplate capacity of its refining network by 10% from 466,000 bbls/d to 511,000 bbls/d. Prior quarter utilization rates have been restated to reflect this change.
(2)	Refinery production is the output of the refining process and differs from crude oil processed as a result of volumetric adjustments for non-crude feedstock, volumetric gain associated with the refining process and changes in unfinished product inventories.
(3)	Contains non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this MD&A.

Refinery crude oil throughput of 487,700 bbls/d with refinery utilization(1) of 95% was comparable to 491,700 bbls/d and 96%, respectively, in the prior year quarter. Strong current quarter operating performance was offset by increased planned maintenance activities at the Montreal refinery. The company was able to fully mitigate the expected throughput impacts of planned maintenance at its Edmonton refinery by leveraging its regional integration with Oil Sands. In Eastern Canada, the impacts of a third-party refinery supply pipeline outage were largely mitigated through the company's feedstock optionality and logistics capabilities.

Refined product sales increased to a third quarter record of 676,900 bbls/d, compared to 646,800 bbls/d in the prior year quarter, as Suncor leveraged prior debottlenecking efforts to increase high-value export capacity, and delivered more domestic volumes through high-value retail channels, including Canada’s number one retail brand.

(1)

Effective January 1, 2026, Suncor increased the nameplate capacity of its refining network by 10% from 466,000 bbls/d to 511,000 bbls/d. Prior quarter utilization rates have been restated to reflect this change.

18 2026 Third Quarter Suncor Energy Inc.

Refining and Marketing Gross Margins(1)

Refining and marketing gross margins were influenced by the following:

●	On a LIFO(2) basis, Suncor’s refining and marketing gross margin increased to $86.40/bbl in the third quarter of 2026, from $39.55/bbl in the prior year quarter, primarily due to higher benchmark crack spreads, partially offset by higher SCO premiums in the current quarter. Margin capture(1) was 95% compared to Suncor’s 5-2-2-1 index in the third quarter of 2026 and was impacted by higher Renewable Volume Obligation (RVO) embedded in the benchmarks.
●	On a FIFO basis, Suncor’s refining and marketing gross margin increased to $91.30/bbl in the third quarter of 2026, from $39.65/bbl in the prior year quarter, due to the same factors discussed above, in addition to FIFO inventory valuation impacts. In the third quarter of 2026, the FIFO method of inventory valuation resulted in a gain of $235 million compared to a gain of $5 million in the prior year quarter, for a favourable quarter-over-quarter impact of $230 million.

Expenses and Other Factors

Operating expenses in the third quarter of 2026 were comparable to the prior year quarter. Transportation expenses increased compared to the prior year quarter, primarily due to increased sales volumes, including higher global exports.

Refining operating expense per barrel(1) increased to $6.20 in the third quarter of 2026, compared to $6.00 in the prior year quarter, primarily due to higher commodity input costs.

Results for the First Nine Months of 2026

R&M’s earnings before income taxes were $6.944 billion for the first nine months of 2026, compared to $1.927 billion in the prior year period. In addition to the factors impacting adjusted operating earnings, earnings before income taxes for the first nine months of 2026 included a $33 million unrealized loss on risk management activities, compared to a $3 million unrealized gain in the prior year period. The prior year period was also impacted by a $41 million write-down of an equity investment.

Adjusted operating earnings for R&M in the first nine months of 2026 were $6.977 billion, compared to $1.965 billion in the prior year period, with the increase primarily due to higher benchmark crack spreads, a significant FIFO inventory valuation gain in the current period and increased refinery production, partially offset by a related increase in operating and transportation expenses. In the first nine months of 2026, the impact of the FIFO method of inventory valuation, relative to an estimated LIFO method, had a positive impact to adjusted operating earnings and adjusted funds from operations of $1.126 billion, compared to a negative impact of $137 million in the prior year period.

R&M’s adjusted funds from operations in the first nine months of 2026 were $7.892 billion, compared to $2.733 billion in the prior year period, with the increase primarily due to the same factors that influenced adjusted operating earnings.

Planned Maintenance Update

There are no updates to the planned maintenance activities affecting the R&M segment as discussed in the 2025 annual MD&A.

(1)	Contains non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this MD&A.
(2)

The estimated impact of the LIFO method is a non-GAAP financial measure. The impact of the FIFO method of inventory valuation, relative to an estimated LIFO accounting method, also includes the impact of the realized portion of commodity risk management activities. See the Non-GAAP and Other Financial Measures Advisory section of this MD&A.

2026 Third Quarter Suncor Energy Inc. 19

Management’s Discussion and Analysis

Corporate and Eliminations

Financial Highlights

	Three months ended September 30		Nine months ended September 30
($ millions)	2026	2025	2026	2025
Loss before income taxes	(404)	(441)	(1 403)	(608)
Adjusted for:
Unrealized foreign exchange (gain) loss on U.S. dollar denominated debt	(4)	186	267	(289)
One-time legislative change to benefits(1)	—	—	63	—
Write-down of equity investment(2)	—	—	—	95
Adjusted operating loss(3)	(408)	(255)	(1 073)	(802)
Corporate	(255)	(283)	(678)	(929)
Eliminations – Intersegment profit (eliminated) realized	(153)	28	(395)	127
Adjusted funds used in operations(3)	(250)	(152)	(1 003)	(786)
Free funds deficit(3)	(259)	(166)	(1 032)	(815)

(1)	During the second quarter of 2026, Suncor recorded a one-time expense of $63 million due to legislative changes to Alberta seniors benefits.
(2)	During the second quarter of 2025, Suncor recorded a write-down of an equity investment of $95 million.
(3)	Non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this MD&A.

Corporate incurred an adjusted operating loss of $255 million in the third quarter of 2026, compared to a loss of $283 million in the prior year quarter. The decreased loss was primarily due to higher interest income and lower interest expense on debt in the current quarter, partially offset by increased share-based compensation expense and a lower operational foreign exchange gain recognized in the current quarter compared to the prior year quarter.

Eliminations reflect the deferral or realization of profit or loss on crude oil sales from Oil Sands to Suncor’s refineries. Consolidated profits and losses are only realized when the refined products from internal purchases have been sold to third parties. During the third quarter of 2026, the company deferred $153 million of intersegment profit compared to a realization of $28 million in the prior year quarter. The deferral of intersegment profit in the third quarter of 2026 was primarily driven by a strengthening of benchmark crude pricing in the current quarter.

Corporate and Eliminations adjusted funds used in operations were $250 million for the third quarter of 2026, compared to adjusted funds used in operations of $152 million in the prior year quarter, and were influenced by the same factors impacting adjusted operating loss, excluding the impact of share-based compensation expense.

Results for the First Nine Months of 2026

Corporate and Eliminations loss before income taxes was $1.403 billion for the first nine months of 2026, compared to $608 million in the prior year period. In addition to the factors impacting adjusted operating loss, the loss before income taxes for the first nine months of 2026 included a $267 million unrealized foreign exchange loss on the revaluation of U.S. dollar denominated debt, compared to a $289 million gain in the prior year period. The current year period was also impacted by a one-time charge of $63 million due to legislative changes to Alberta seniors benefits. The prior year period was also impacted by a $95 million write-down of an equity investment.

The adjusted operating loss for Corporate and Eliminations for the first nine months of 2026 was $1.073 billion, compared to $802 million in the prior year period. The increased loss was primarily attributed to the deferral of intersegment profit in the current period, compared to a realization in the prior year period, and increased share-based compensation expense in the current period, partially offset by an operational foreign exchange gain in the current period compared to a loss in the prior year period.

Corporate and Eliminations adjusted funds used in operations for the first nine months of 2026 were $1.003 billion, compared to $786 million in the prior year period, and were influenced by the same factors impacting adjusted operating loss, excluding the impact of share-based compensation expense.

20 2026 Third Quarter Suncor Energy Inc.

4. Income Tax

	Three months ended September 30		Nine months ended September 30
($ millions)	2026	2025	2026	2025
Current income tax expense	1 579	412	3 674	1 472
Deferred income tax (recovery) expense	(427)	186	(549)	27
Income tax expense included in net earnings	1 152	598	3 125	1 499
Less: Income tax recovery on adjusted operating earnings adjustments	(259)	(16)	(282)	(6)
Income tax expense included in adjusted operating earnings	1 411	614	3 407	1 505
Effective tax rate	23.2%	27.0%	24.5%	25.2%

The provision for income taxes in the third quarter of 2026 increased to $1.152 billion, compared to $598 million in the prior year quarter, primarily due to higher taxable earnings. In the third quarter of 2026, the company's effective tax rate on net earnings decreased compared to the prior year quarter, primarily due to the impact of permanent items impacting total tax expense in the current quarter.

The provision for income taxes in the first nine months of 2026 increased to $3.125 billion, compared to $1.499 billion in the prior year period, primarily due to higher taxable earnings. In the first nine months of 2026, the company's effective tax rate on net earnings decreased compared to the prior year period, primarily due to the impact of permanent items impacting total tax expense in the current period.

2026 Third Quarter Suncor Energy Inc. 21

Management’s Discussion and Analysis

5. Capital Investment Update

Capital Expenditures by Type, Excluding Capitalized Interest

	Three months ended				Nine months ended
			September 30, 2026	September 30, 2025			September 30, 2026	September 30, 2025
	Asset Sustainment and	Economic			Asset Sustainment and	Economic
($ millions)	Maintenance(1)	Investment(2)	Total	Total	Maintenance(1)	Investment(2)	Total	Total
Oil Sands
Oil Sands Base	195	17	212	281	615	125	740	1 082
In Situ	31	277	308	158	210	503	713	418
Fort Hills	64	123	187	212	174	325	499	529
Syncrude	248	89	337	321	530	187	717	718
E&P	—	95	95	163	—	307	307	567
R&M	211	109	320	290	611	238	849	832
Corporate and Eliminations	10	(1)	9	14	27	2	29	29
	759	709	1 468	1 439	2 167	1 687	3 854	4 175
Capitalized interest on debt			41	45			121	162
Total capital expenditures			1 509	1 484			3 975	4 337

(1)	Asset sustainment and maintenance capital expenditures include capital investments that are intended to deliver on existing value by ensuring compliance with regulators and other stakeholders and maintaining current processing capacity.
(2)	Economic investment capital expenditures include capital investments that are expected to result in an increase in value by adding reserves or improving processing capacity, utilization, cost or margin, including associated infrastructure.

During the third quarter of 2026, the company incurred $1.468 billion of capital expenditures, excluding capitalized interest, compared to $1.439 billion in the prior year quarter. Suncor capitalized $41 million of its borrowing costs in the third quarter of 2026 as part of the cost of major development assets and construction projects in progress, compared to $45 million in the prior year quarter.

Economic investment capital expenditures in the third quarter of 2026 included:

●	The ongoing design and construction of well pads to develop additional reserves that are intended to maintain existing production levels and initiatives to add incremental capacity at In Situ.
●	Advancing the North Pit mine, including the second opening, at Fort Hills.
●	Progressing the Mildred Lake Mine Extension East project and autonomous haul system conversion at Syncrude.
●	Progressing the West White Rose project within the E&P segment, which is nearing completion.
●	Enhancing R&M sales and marketing business, including continued strategic investment in specific company-owned retail sites.

Asset sustainment and maintenance capital expenditures in the third quarter of 2026 included:

●	Planned maintenance and turnaround activity, mine tailing development to support ongoing operations and other maintenance projects within the Oil Sands segment.
●	Planned maintenance and turnaround activity and ongoing sustainment of refinery, retail and logistics assets within the R&M segment.

22 2026 Third Quarter Suncor Energy Inc.

6. Financial Condition and Liquidity

Indicators

	Twelve months ended September 30
	2026	2025
Return on capital employed (ROCE)(1)(2) (%)	22.3	11.0
ROCE excluding impairments(1)(2) (%)	23.9	11.0
Net debt to adjusted funds from operations(1) (times)	0.1	0.5
Total debt to total debt plus shareholders’ equity(1) (%)	16.4	18.3
Net debt to net debt plus shareholders’ equity(1) (%)	3.4	13.7

(1)	Non-GAAP financial measures or contains non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this MD&A.
(2)	For the twelve months ended September 30, 2026, ROCE was impacted by the impairment of $1.080 billion ($822 million after tax) in the third quarter of 2026 and ROCE excluding impairment would have been 23.9%. For the twelve months ended September 30, 2025, there were no impairments. As a result, ROCE excluding impairments was equal to ROCE.

Capital Resources

Suncor’s capital resources consist primarily of cash flow provided by operating activities, cash and cash equivalents, and available lines of credit. Suncor’s management believes the company will have the capital resources required to fund its planned 2026 capital spending program of $5.6 billion to $5.8 billion, and to meet working capital requirements, through cash and cash equivalents balances, cash flow provided by operating activities, available committed credit facilities, issuing commercial paper and, if needed, accessing capital markets. The company’s cash flow provided by operating activities depends on several factors, including commodity prices, production, sales volumes, refining and marketing gross margins, operating expenses, taxes, royalties and foreign exchange rates.

The company has invested cash in short-term financial instruments that are presented as cash and cash equivalents. The objectives of the company’s short-term investment portfolio are to ensure the preservation of capital, maintain adequate liquidity to meet Suncor’s cash flow requirements, and deliver competitive returns derived from the quality and diversification of investments within acceptable risk parameters. The maximum weighted average term to maturity of the short-term investment portfolio is not expected to exceed six months, and all investments are with counterparties with investment-grade debt ratings.

Available Sources of Liquidity

For the three months ended September 30, 2026, cash and cash equivalents increased to $8.001 billion from $5.372 billion as at June 30, 2026. The source of cash in the third quarter of 2026 was primarily due to the company’s cash flow provided by operating activities exceeding the company’s shareholder returns, including the repurchase of Suncor’s common shares under its normal course issuer bid (NCIB) and the payment of dividends, and the company’s capital expenditures.

For the nine months ended September 30, 2026, cash and cash equivalents increased to $8.001 billion from $3.650 billion as at December 31, 2025. The source of cash in the first nine months of 2026 was primarily due to the company’s cash flow provided by operating activities exceeding the company’s shareholder returns, including the repurchase of Suncor’s common shares under its NCIB and the payment of dividends, and the company’s capital expenditures.

As at September 30, 2026, the weighted average days to maturity of the company’s short-term investment portfolio was approximately 23 days.

As at September 30, 2026, available credit facilities for liquidity purposes were $5.304 billion, compared to $5.219 billion as at December 31, 2025.

Financing Activities

Management of debt levels and liquidity continues to be a priority for Suncor given the company’s long-term plans and the expected future volatility in the business environment. Suncor believes a phased and flexible approach to existing and future projects will help the company maintain its ability to manage project costs and debt levels.

Total Debt to Total Debt Plus Shareholders’ Equity

Suncor is subject to financial and operating covenants related to its bank debt and public market debt. Failure to meet the terms of one or more of these covenants may constitute an “event of default” as defined in the respective debt agreements, potentially resulting in accelerated repayment of one or more of the debt obligations. The company is in compliance with its financial covenant that requires total debt and lease liabilities to not exceed 65% of its total debt and lease liabilities plus shareholders’ equity. As at September 30, 2026, total debt and lease liabilities to total debt and lease liabilities plus shareholders’ equity was 22.5% (December 31, 2025 – 24.3%). The company also continues to be in compliance with all operating covenants under its debt agreements.

2026 Third Quarter Suncor Energy Inc. 23

Management’s Discussion and Analysis

Change in Debt

	Three months ended	Nine months ended
($ millions)	September 30, 2026	September 30, 2026
Total debt(1) – beginning of period	9 853	9 987
Decrease in long-term debt	(96)	(474)
Decrease in short-term debt	—	—
Foreign exchange on debt, and other	(5)	239
Total debt(1) – September 30, 2026	9 752	9 752
Less: Cash and cash equivalents – September 30, 2026	8 001	8 001
Net debt (1) – September 30, 2026	1 751	1 751

(1)	Non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this MD&A.

In the third quarter of 2026, the company fully repaid its $96 million 3.00% Series 5 Medium Term Notes upon maturity in September 2026. In the second quarter of 2026, the company fully repaid its US$275 million 7.875% debentures upon maturity in June 2026.

The company’s total debt decreased in the third quarter of 2026, primarily due to the repayment of long-term debt discussed above and favourable foreign exchange rates on U.S. dollar denominated debt compared to June 30, 2026.

The company’s total debt decreased in the first nine months of 2026, primarily due to the repayment of long-term debt discussed above, partially offset by unfavourable foreign exchange rates on U.S. dollar denominated debt compared to December 31, 2025.

As at September 30, 2026, Suncor’s net debt was $1.751 billion, compared to $6.337 billion as at December 31, 2025. The decrease in net debt was primarily due to an increase in cash and cash equivalents and the factors discussed above.

Common Shares

September 30,
(thousands)	2026
Common shares	1 158 324
Common share options – exercisable	1 109
Common share options – non-exercisable	1 515

As at October 29, 2026, the total number of common shares outstanding was 1,151,224,232 and the total number of exercisable and non-exercisable common share options outstanding was 2,609,601. Once vested, each outstanding common share option is exercisable for one common share.

24 2026 Third Quarter Suncor Energy Inc.

Share Repurchases

			Maximum	Maximum	Number of
	Commencement		Shares	Shares	Shares
(thousands of common shares)	Date	Expiry	for Repurchase	Repurchase (%)	Repurchased
2024 NCIB	February 26, 2024	February 25, 2025	128 700	10	61 066
2025 NCIB	March 3, 2025	March 2, 2026	123 800	10	54 151
2026 NCIB	March 3, 2026	March 2, 2027	118 700	10	37 250

Between March 3, 2026, and October 29, 2026, pursuant to Suncor’s current NCIB, Suncor repurchased 37,250,056 common shares on the open market, representing the equivalent of 3.1% of its common shares as at February 18, 2026, for $3.425 billion, at a weighted average price of $91.96 per common share.

The actual number of common shares that may be repurchased under the NCIB and the timing of any such repurchases will be determined by Suncor. The company believes that repurchasing its own shares represents an attractive investment opportunity and is in the best interests of the company and its shareholders. The company does not expect that the decision to allocate cash to repurchase shares will affect its long-term strategy.

	Three months ended September 30		Nine months ended September 30
($ millions, except as noted)	2026	2025	2026	2025
Share repurchase activities (thousands of common shares)	14 825	13 600	37 915	42 193
Weighted average repurchase price per share (dollars per share)	91.08	55.15	85.07	53.33
Share repurchase cost(1)	1 350	750	3 225	2 250

(1)	The three and nine months ended September 30, 2026, excludes nil of taxes paid on share repurchase costs. The three and nine months ended September 30, 2025, excludes nil and $48 million, respectively of taxes paid on share repurchase costs.

Contractual Obligations, Commitments, Guarantees and Off-Balance Sheet Arrangements

In the normal course of business, the company is obligated to make future payments, including payments in respect of contractual obligations and non-cancellable commitments. Suncor has included these items in the Financial Condition and Liquidity section of the 2025 annual MD&A, with no material updates to note during the nine months ended September 30, 2026.

Suncor does not believe it has any guarantees or off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on the company’s financial performance or financial condition, results of operations, liquidity or capital expenditures.

2026 Third Quarter Suncor Energy Inc. 25

Management’s Discussion and Analysis

7. Quarterly Financial Data

Trends in Suncor’s quarterly revenue, earnings and adjusted funds from operations are driven primarily by production volumes, which can be significantly impacted by major maintenance events, changes in commodity prices and crude differentials, refining crack spreads, foreign exchange rates and other significant events impacting operations, such as operational incidents.

Financial Summary

Three months ended	Sep 30	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31	Dec 31
($ millions, unless otherwise noted)	2026	2026	2026	2025	2025	2025	2025	2024
Total production (mbbls/d)
Oil Sands	788.5	690.1	798.8	845.4	812.2	748.4	790.9	817.5
Exploration and Production	64.0	70.8	76.4	63.6	57.8	59.7	62.3	57.5
Total upstream production	852.5	760.9	875.2	909.0	870.0	808.1	853.2	875.0
Refinery crude oil throughput (mbbls/d)	487.7	470.6	497.8	504.2	491.7	442.3	482.7	486.2
Gross revenues	20 817	19 009	15 422	12 733	13 565	12 749	13 330	13 657
Net earnings	3 814	3 732	2 100	1 476	1 619	1 134	1 689	818
Per common share – basic (dollars)	3.27	3.17	1.77	1.23	1.34	0.93	1.36	0.65
Adjusted operating earnings(1)	4 631	3 804	2 300	1 325	1 794	873	1 629	1 566
Per common share(1)(2) (dollars)	3.97	3.23	1.93	1.10	1.48	0.71	1.31	1.25
Adjusted funds from operations(1)	6 705	5 329	4 030	3 218	3 831	2 689	3 045	3 493
Per common share(1)(2) (dollars)	5.75	4.52	3.39	2.68	3.16	2.20	2.46	2.78
Cash flow provided by operating activities	6 196	5 655	2 435	3 921	3 785	2 919	2 156	5 083
Per common share(2) (dollars)	5.31	4.80	2.05	3.27	3.13	2.38	1.74	4.05
Free funds flow(1)	5 196	3 980	2 913	1 699	2 347	981	1 900	1 923
Per common share(1)(2) (dollars)	4.46	3.38	2.45	1.42	1.94	0.80	1.53	1.53
ROCE(1) (%) for the twelve months ended	22.3	18.3	12.4	11.3	11.0	11.1	12.8	13.0
ROCE excluding impairments(1)(3) (%) for the twelve months ended	23.9	18.3	12.4	11.3	11.0	11.1	12.8	13.0
Net debt(1)	1 751	4 481	6 842	6 337	7 147	7 673	7 559	6 861
Common share information (dollars)
Dividend per common share(2)	0.60	0.60	0.60	0.60	0.57	0.57	0.57	0.57
Share price at the end of trading
Toronto Stock Exchange (Cdn$)	95.60	76.30	92.01	60.92	58.24	51.01	55.72	51.31
New York Stock Exchange (US$)	67.87	53.68	66.11	44.36	41.81	37.45	38.72	35.68

(1)	Such financial measure is a non-GAAP financial measure or contains a non-GAAP financial measure. See the Non-GAAP and Other Financial Measures Advisory section of this MD&A. Adjusted operating earnings, adjusted funds from operations, net debt, free funds flow, ROCE and ROCE excluding impairments are defined in the Non-GAAP and Other Financial Measures Advisory section and reconciled to GAAP measures in the Consolidated Financial Information and the Segment Results and Analysis section in the respective Quarterly Report to Shareholders (Quarterly Report) issued by Suncor in respect of the relevant quarter, which information is incorporated by reference herein and is available on SEDAR+ at www.sedarplus.ca.
(2)	Presented on a basic per share basis.
(3)	For the twelve months ended September 30, 2026, ROCE was impacted by the impairment of $1.080 billion ($822 million after tax) in the third quarter of 2026 and ROCE excluding impairment would have been 23.9%. For the twelve months ended September 30, 2025, there were no impairments. As a result, ROCE excluding impairments was equal to ROCE.

26 2026 Third Quarter Suncor Energy Inc.

Business Environment

		Sep 30	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31	Dec 31
(average for the three months ended)		2026	2026	2026	2025	2025	2025	2025	2024
WTI crude oil at Cushing	US$/bbl	85.70	92.85	72.15	59.15	64.95	63.70	71.40	70.30
Dated Brent crude	US$/bbl	96.80	104.55	80.95	63.70	69.10	67.80	75.70	74.70
Dated Brent/Maya FOB price differential	US$/bbl	20.95	19.20	15.45	9.70	8.80	10.10	11.10	11.85
MSW at Edmonton	Cdn$/bbl	118.90	131.90	93.85	76.55	86.40	84.25	95.30	94.95
WCS at Hardisty	US$/bbl	71.80	78.20	58.00	47.95	54.55	53.50	58.75	57.75
WCS-WTI heavy/light differential	US$/bbl	(13.90)	(14.65)	(14.15)	(11.20)	(10.40)	(10.20)	(12.65)	(12.55)
SYN-WTI premium (differential)	US$/bbl	6.80	8.40	(0.40)	(1.30)	1.35	1.00	(2.35)	0.85
Condensate at Edmonton	US$/bbl	82.20	95.55	71.65	57.00	63.10	63.50	69.90	70.65
Natural gas (Alberta spot) at AECO	Cdn$/GJ	1.50	1.55	1.90	2.20	0.60	1.65	2.05	1.45
Alberta Power Pool Price	Cdn$/MWh	35.50	29.45	32.15	43.00	51.30	40.50	39.80	51.50
New York Harbor 2-1-1 crack(1)	US$/bbl	76.50	55.55	35.40	29.90	29.95	25.90	21.05	18.80
Chicago 2-1-1 crack(1)	US$/bbl	66.10	51.00	23.05	21.50	26.40	22.05	14.65	13.85
Portland 2-1-1 crack(1)	US$/bbl	77.15	63.35	38.25	31.75	42.05	38.20	22.30	20.95
Gulf Coast 2-1-1 crack(1)	US$/bbl	73.50	51.55	32.55	27.15	27.10	23.20	20.85	17.00
U.S. Renewable Volume Obligation	US$/bbl	14.35	13.80	8.75	6.10	6.40	6.15	4.75	4.05
Suncor custom 5-2-2-1 index(2)	US$/bbl	64.90	50.10	35.70	32.00	31.20	27.85	26.80	24.25
Exchange rate (average)	US$/Cdn$	0.71	0.72	0.73	0.72	0.73	0.72	0.70	0.71
Exchange rate (end of period)	US$/Cdn$	0.70	0.70	0.72	0.72	0.72	0.73	0.69	0.69

(1)	2-1-1 crack spreads are indicators of the refining margin generated by converting two barrels of WTI into one barrel of gasoline and one barrel of diesel. The crack spreads presented here generally approximate the regions into which the company sells refined products through retail and wholesale channels.
(2)	Suncor has developed an indicative 5-2-2-1 index based on publicly available pricing data to more accurately reflect the company’s realized refining and marketing gross margin. For more details, including how the custom index is calculated, see Suncor’s 2025 annual MD&A.

2026 Third Quarter Suncor Energy Inc. 27

Management’s Discussion and Analysis

8. Other Items

Accounting Policies and New IFRS Standards

Suncor’s significant accounting policies and a summary of recently announced accounting standards are described in the Accounting Policies and Critical Accounting Estimates section of the 2025 annual MD&A and in notes 3 and 5 of Suncor’s audited Consolidated Financial Statements for the year ended December 31, 2025.

Critical Accounting Estimates

The preparation of financial statements in accordance with GAAP requires management to make estimates, judgments and assumptions that affect reported assets, liabilities, revenues and expenses, gains and losses, and disclosures of contingencies. These estimates and assumptions are subject to change based on experience and new information. Critical accounting estimates are those that require management to make assumptions about matters that are highly uncertain at the time the estimate is made. Critical accounting estimates are also those estimates that, where a different estimate could have been used or where changes in the estimate that are reasonably likely to occur, would have a material impact on the company’s financial condition, changes in financial condition or financial performance. Critical accounting estimates and judgments are reviewed annually by the Audit Committee of the Board of Directors. A detailed description of Suncor’s critical accounting estimates is provided in note 4 to the audited Consolidated Financial Statements for the year ended December 31, 2025, and in the Accounting Policies and Critical Accounting Estimates section of the 2025 annual MD&A.

Financial Instruments

Suncor periodically enters into derivative contracts such as forwards, futures, swaps, options and costless collars to manage exposure to fluctuations in commodity prices and foreign exchange rates, and to optimize the company’s position with respect to interest payments. For more information on Suncor’s financial instruments and the related financial risk factors, see note 26 of the audited Consolidated Financial Statements for the year ended December 31, 2025, note 9 to the unaudited interim Consolidated Financial Statements for the three and nine months ended September 30, 2026, and the Financial Condition and Liquidity section of the 2025 annual MD&A.

Control Environment

Based on their evaluation as at September 30, 2026, Suncor’s Chief Executive Officer and Chief Financial Officer concluded that the company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the United States Securities Exchange Act of 1934, as amended (the Exchange Act)), are effective to ensure that information required to be disclosed by the company in reports that are filed or submitted to Canadian and U.S. securities authorities is recorded, processed, summarized and reported within the time periods specified in Canadian and U.S. securities laws. In addition, as at September 30, 2026, there were no changes in the internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) that occurred during the three-month period ended September 30, 2026, that have materially affected, or are reasonably likely to materially affect, the company’s internal control over financial reporting. Management will continue to periodically evaluate the company’s disclosure controls and procedures and internal control over financial reporting and will make any modifications as deemed necessary from time to time.

Based on their inherent limitations, disclosure controls and procedures and internal control over financial reporting may not prevent or detect misstatements, and even those controls determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Corporate Guidance

There have been no changes to the 2026 corporate guidance ranges previously updated on August 4, 2026.

For further details and advisories regarding Suncor’s 2026 corporate guidance, see www.suncor.com/guidance.

28 2026 Third Quarter Suncor Energy Inc.

9. Non-GAAP and Other Financial Measures Advisory

Certain financial measures in this MD&A – namely adjusted operating earnings (loss), adjusted funds from (used in) operations, measures contained in ROCE and ROCE excluding impairments, price realizations, free funds flow (deficit), Oil Sands operations cash operating costs, Fort Hills cash operating costs, Syncrude cash operating costs, refining and marketing gross margin, refining operating expense, refining and marketing margin capture, net debt, total debt, LIFO inventory valuation methodology and related per share or per barrel amounts or metrics that contain such measures – are not prescribed by GAAP. These non-GAAP financial measures are included because management uses the information to analyze business performance, leverage and liquidity, as applicable, and it may be useful to investors on the same basis. These non-GAAP financial measures do not have any standardized meaning and, therefore, are unlikely to be comparable to similar measures presented by other companies. Therefore, these non-GAAP financial measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Except as otherwise indicated, these non-GAAP financial measures are calculated and disclosed on a consistent basis from period to period. Specific adjusting items may only be relevant in certain periods.

Adjusted Operating Earnings (Loss)

Adjusted operating earnings (loss) is a non-GAAP financial measure that adjusts net earnings (loss) for significant items that are not indicative of operating performance. Management uses adjusted operating earnings (loss) to evaluate operating performance because management believes it provides better comparability between periods. Adjusted operating earnings (loss) is reconciled to net earnings (loss) in the Consolidated Financial and Operating Information and Segment Results and Analysis sections of this MD&A.

Bridge Analyses of Adjusted Operating Earnings (Loss)

Within this MD&A, the company presents a chart that illustrates the change in adjusted operating earnings (loss) from the comparative period through key variance factors. These factors are analyzed in the Adjusted Operating Earnings (Loss) narratives following the bridge analysis in this MD&A. This bridge analysis is presented because management uses this presentation to evaluate performance. All reconciling items are presented on a before-tax basis and adjusted for income taxes in the Income Tax bridge factor.

●	The factor for Sales Volumes and Mix is calculated based on sales volumes and mix for the Oil Sands and E&P segments and refinery production volumes for the R&M segment.
●	The factor for Price, Margin and Other Revenue includes upstream price realizations before royalties, except for the company’s Libya operations, which is net of royalties, and realized commodity risk management activities. Also included are refining and marketing gross margins, other operating revenue and the net impacts of sales and purchases of third-party crude, including product purchased for use as diluent in the company’s Oil Sands operations and subsequently sold as part of diluted bitumen.
●	The factor for Royalties excludes the impact of the company’s Libya operations, as royalties in Libya are included in Price, Margin and Other Revenue as described above.
●	The factor for Inventory Valuation is comprised of changes in the FIFO inventory valuation and the realized portion of commodity risk management activities reported in the R&M segment, as well as the impact of the deferral or realization of profit or loss on crude oil sales from the Oil Sands segment to Suncor’s refineries reported in the Corporate and Eliminations segment.
●	The factor for Operating and Transportation Expense includes project startup costs, OS&G expense and transportation expense.
●	The factor for Financing Expense and Other includes financing expenses, other income, operational foreign exchange gains and losses and changes in gains and losses on disposal of assets that are not adjusted operating earnings (loss) adjustments.
●	The factor for DD&A and Exploration Expense includes depreciation, depletion and amortization expense, and exploration expense.
●	The factor for Income Tax includes the company’s current and deferred income tax expense on adjusted operating earnings, changes in statutory income tax rates and other income tax adjustments.

2026 Third Quarter Suncor Energy Inc. 29

Management’s Discussion and Analysis

ROCE and ROCE Excluding Impairments

ROCE is a non-GAAP ratio that management uses to analyze operating performance and the efficiency of Suncor’s capital allocation process. ROCE is calculated using the non-GAAP financial measures adjusted net earnings and average capital employed. Adjusted net earnings are calculated by taking net earnings (loss) and adjusting after-tax amounts for unrealized foreign exchange on U.S. dollar denominated debt and net interest expense. Average capital employed is calculated as a twelve-month average of the capital employed balance at the beginning of the twelve-month period and the month-end capital employed balances throughout the remainder of the twelve-month period. Figures for capital employed at the beginning and end of the twelve-month period are presented to show the changes in the components of the calculation over the twelve-month period.

For the twelve months ended September 30
($ millions, except as noted)		2026	2025
Adjustments to net earnings
Net earnings		11 122	5 260
Add after-tax amounts for:
Unrealized foreign exchange loss on U.S. dollar denominated debt		130	176
Net interest expense		360	301
Adjusted net earnings(1)	A	11 612	5 737
Capital employed – beginning of twelve-month period
Net debt(2)		7 147	7 968
Shareholders’ equity		45 163	45 082
		52 310	53 050
Capital employed – end of twelve-month period
Net debt(2)		1 751	7 147
Shareholders’ equity		49 673	45 163
		51 424	52 310
Average capital employed	B	52 058	52 157
ROCE (%)(3)	A/B	22.3	11.0

(1)	Total before-tax impact of adjustments is $626 million for the twelve months ended September 30, 2026, and $608 million for the twelve months ended September 30, 2025.
(2)	Net debt is a non-GAAP financial measure.
(3)	For the twelve months ended September 30, 2026, ROCE was impacted by the impairment of $1.080 billion ($822 million after tax) in the third quarter of 2026 and ROCE excluding impairment would have been 23.9%. For the twelve months ended September 30, 2025, there were no impairments. As a result, ROCE excluding impairments was equal to ROCE.

30 2026 Third Quarter Suncor Energy Inc.

Adjusted Funds From (Used In) Operations

Adjusted funds from (used in) operations is a non-GAAP financial measure that adjusts a GAAP measure – cash flow provided by operating activities – for changes in non-cash working capital, which management uses to analyze operating performance and liquidity. Changes to non-cash working capital can be impacted by, among other factors, commodity price volatility, the timing of offshore feedstock purchases and payments for commodity and income taxes, the timing of cash flows related to accounts receivable and accounts payable, and changes in inventory, which management believes reduces comparability between periods.

Adjusted funds from (used in) operations for each quarter are separately defined and reconciled to the cash flow provided by the operating activities measure in the Non-GAAP and Other Financial Measures Advisory section of each respective MD&A or Quarterly Report to shareholders, as applicable, for the related quarter, with such information being incorporated by reference herein and available on SEDAR+ at www.sedarplus.ca.

Three months ended September 30	Oil Sands		Exploration and Production		Refining and Marketing		Corporate and Eliminations		Income Taxes		Total
($ millions)	2026	2025	2026	2025	2026	2025	2026	2025	2026	2025	2026	2025
Earnings (loss) before income taxes	2 833	1 638	(657)	142	3 194	878	(404)	(441)	—	—	4 966	2 217
Adjustments for:
Depreciation, depletion, amortization and impairment	1 350	1 261	1 222	161	291	275	31	34	—	—	2 894	1 731
Accretion	129	126	20	16	4	3	—	—	—	—	153	145
Unrealized foreign exchange (gain) loss on U.S. dollar denominated debt	—	—	—	—	—	—	(4)	186	—	—	(4)	186
Change in fair value of financial instruments and trading inventory	83	(122)	(18)	(30)	100	62	—	—	—	—	165	(90)
Gain on disposal of assets	(65)	—	—	—	—	(16)	—	(1)	—	—	(65)	(17)
Share-based compensation	94	59	6	3	43	30	130	89	—	—	273	181
Settlement of decommissioning and restoration liabilities	(116)	(107)	(6)	(16)	(21)	(24)	—	—	—	—	(143)	(147)
Other	44	45	3	3	1	8	(3)	(19)	—	—	45	37
Current income tax expense	—	—	—	—	—	—	—	—	(1 579)	(412)	(1 579)	(412)
Adjusted funds from (used in) operations	4 352	2 900	570	279	3 612	1 216	(250)	(152)	(1 579)	(412)	6 705	3 831
Change in non-cash working capital											(509)	(46)
Cash flow provided by operating activities											6 196	3 785

			Exploration and		Refining and		Corporate and
Nine months ended September 30	Oil Sands		Production		Marketing		Eliminations		Income Taxes		Total
($ millions)	2026	2025	2026	2025	2026	2025	2026	2025	2026	2025	2026	2025
Earnings (loss) before income taxes	7 040	4 157	190	465	6 944	1 927	(1 403)	(608)	—	—	12 771	5 941
Adjustments for:
Depreciation, depletion, amortization and impairment	3 826	3 708	1 564	499	842	792	107	104	—	—	6 339	5 103
Accretion	388	374	59	48	12	10	—	—	—	—	459	432
Unrealized foreign exchange loss (gain) on U.S. dollar denominated debt	—	—	—	—	—	—	267	(289)	—	—	267	(289)
Change in fair value of financial instruments and trading inventory	51	25	(14)	(2)	86	17	—	—	—	—	123	40
Gain on disposal of assets	(60)	—	—	—	(8)	(16)	(10)	(1)	—	—	(78)	(17)
Share-based compensation	52	(20)	3	(2)	25	(6)	13	(88)	—	—	93	(116)
Settlement of decommissioning and restoration liabilities	(364)	(272)	(22)	(30)	(47)	(51)	—	—	—	—	(433)	(353)
Other	132	137	4	3	38	60	23	96	—	—	197	296
Current income tax expense	—	—	—	—	—	—	—	—	(3 674)	(1 472)	(3 674)	(1 472)
Adjusted funds from (used in) operations	11 065	8 109	1 784	981	7 892	2 733	(1 003)	(786)	(3 674)	(1 472)	16 064	9 565
Change in non-cash working capital											(1 778)	(705)
Cash flow provided by operating activities											14 286	8 860

2026 Third Quarter Suncor Energy Inc. 31

Management’s Discussion and Analysis

Free Funds Flow (Deficit)

Free funds flow (deficit) is a non-GAAP financial measure that is calculated by taking adjusted funds from operations and subtracting capital expenditures, including capitalized interest. Free funds flow reflects cash available for increasing distributions to shareholders and reducing debt. Management uses free funds flow to measure the capacity of the company to increase returns to shareholders and to grow Suncor’s business.

			Exploration and		Refining and		Corporate and
Three months ended September 30	Oil Sands		Production		Marketing		Eliminations		Income Taxes		Total
($ millions)	2026	2025	2026	2025	2026	2025	2026	2025	2026	2025	2026	2025
Adjusted funds from (used in) operations	4 352	2 900	570	279	3 612	1 216	(250)	(152)	(1 579)	(412)	6 705	3 831
Capital expenditures including capitalized interest	(1 062)	(998)	(117)	(182)	(321)	(290)	(9)	(14)	—	—	(1 509)	(1 484)
Free funds flow (deficit)	3 290	1 902	453	97	3 291	926	(259)	(166)	(1 579)	(412)	5 196	2 347

			Exploration and		Refining and		Corporate and
Nine months ended September 30	Oil Sands		Production		Marketing		Eliminations		Income Taxes		Total
($ millions)	2026	2025	2026	2025	2026	2025	2026	2025	2026	2025	2026	2025
Adjusted funds from (used in) operations	11 065	8 109	1 784	981	7 892	2 733	(1 003)	(786)	(3 674)	(1 472)	16 064	9 565
Capital expenditures including capitalized interest	(2 722)	(2 856)	(371)	(620)	(853)	(832)	(29)	(29)	—	—	(3 975)	(4 337)
Free funds flow (deficit)	8 343	5 253	1 413	361	7 039	1 901	(1 032)	(815)	(3 674)	(1 472)	12 089	5 228

Oil Sands Operations, Fort Hills and Syncrude Cash Operating Costs

Cash operating costs are calculated by adjusting Oil Sands segment OS&G expenses for non-production costs and excess power capacity. Significant non-production costs include, but are not limited to, share-based compensation adjustments, research costs, project startup costs and adjustments to reflect the cost of internal transfers in the receiving asset at the cost of production versus the cost of purchase. Non-production costs at Fort Hills and Syncrude also include, but are not limited to, an adjustment to reflect internally produced diesel from Oil Sands operations at the cost of production. Excess power capacity represents excess power revenue from cogeneration units that is recorded in operating revenues. Oil Sands operations excess power capacity and other also includes, but is not limited to, the natural gas expense recorded as part of a non-monetary arrangement involving a third-party processor. Oil Sands operations, Fort Hills and Syncrude production volumes are gross of internally consumed diesel and feedstock transfers between assets. Oil Sands operations, Fort Hills and Syncrude cash operating costs are reconciled in the Segment Results and Analysis – Oil Sands – Cash Operating Costs section of this MD&A. Management uses cash operating costs to measure operating performance.

32 2026 Third Quarter Suncor Energy Inc.

Refining and Marketing Gross Margin, Margin Capture and Refining Operating Expense

Refining and marketing gross margins, refining and marketing margin capture and refining operating expense are non-GAAP financial measures. Refining and marketing gross margin, on a FIFO basis, is calculated by adjusting R&M segment operating revenue, other income and purchases of crude oil and products (all of which are GAAP measures) for intersegment marketing fees recorded in intersegment revenues. Refining and marketing gross margin, on a LIFO basis, is further adjusted for the impacts of FIFO inventory valuation recorded in purchases of crude oil and products and risk management activities recorded in other income (loss). Refinery operating expense is calculated by adjusting R&M segment OS&G expenses for i) non-refining costs pertaining to the company’s supply, marketing and ethanol businesses; and ii) non-refining costs that management believes do not relate to the production of refined products, including, but not limited to, share-based compensation and enterprise shared service allocations. Refining and marketing margin capture is calculated by dividing refining and marketing gross margin, on a LIFO basis, by the Suncor custom 5-2-2-1 index. For details on how the 5-2-2-1 index is calculated, see Suncor’s 2025 annual MD&A. Management uses refining and marketing gross margin, refining operating expense and refining and marketing margin capture to measure operating performance on a production barrel basis.

	Three months ended September 30		Nine months ended September 30
($ millions, except as noted)	2026	2025	2026	2025
Refining and marketing gross margin reconciliation
Operating revenues	13 395	8 085	34 414	23 023
Purchases of crude oil and products	(9 045)	(6 208)	(24 020)	(18 099)
	4 350	1 877	10 394	4 924
Other (loss) income	(30)	25	(58)	31
Non-refining and marketing margin	24	14	12	15
Refining and marketing gross margin – FIFO	4 344	1 916	10 348	4 970
Refinery production(1) (mbbls)	47 569	48 326	140 962	136 406
Refining and marketing gross margin – FIFO ($/bbl)	91.30	39.65	73.40	36.45
FIFO and risk management activities adjustment	(235)	(5)	(1 126)	137
Refining and marketing gross margin – LIFO	4 109	1 911	9 222	5 107
Refining and marketing gross margin – LIFO ($/bbl)	86.40	39.55	65.40	37.45
Refining operating expense reconciliation
Operating, selling and general expense	611	602	1 875	1 789
Non-refining costs	(317)	(313)	(969)	(903)
Refining operating expense	294	289	906	886
Refinery production(1) (mbbls)	47 569	48 326	140 962	136 406
Refining operating expense ($/bbl)	6.20	6.00	6.45	6.50
Refining and marketing margin capture reconciliation
Refining and marketing gross margin – LIFO ($/bbl)	86.40	39.55	65.40	37.45
Suncor custom 5-2-2-1 index ($/bbl)	90.80	42.95	69.80	40.05
Refining and marketing margin capture (%)	95	92	94	94

(1)	Refinery production is the output of the refining process and differs from crude oil processed as a result of volumetric adjustments for non-crude feedstock, volumetric gain associated with the refining process and changes in unfinished product inventories.

2026 Third Quarter Suncor Energy Inc. 33

Management’s Discussion and Analysis

Impact of FIFO Inventory Valuation on Refining and Marketing Net Earnings (Loss)

GAAP requires the use of a FIFO inventory valuation methodology. For Suncor, this results in a disconnect between the sales prices for refined products, which reflect current market conditions, and the amount recorded as the cost of sale for the related refinery feedstock, which reflects market conditions at the time the feedstock was purchased. This lag between purchase and sale can be anywhere from several weeks to several months and is influenced by the time to receive crude after purchase, regional crude inventory levels, the completion of refining processes, transportation time to distribution channels and regional refined product inventory levels.

Suncor prepares and presents an estimate of the impact of using a FIFO inventory valuation methodology compared to a LIFO methodology, because management uses the information to analyze operating performance and compare itself against refining peers that are permitted to use LIFO inventory valuation under U.S. GAAP.

The company’s estimate is not derived from a standardized calculation and, therefore, may not be directly comparable to similar measures presented by other companies, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP or U.S. GAAP.

Net Debt and Total Debt

Net debt and total debt are non-GAAP financial measures that management uses to analyze the financial condition of the company. Total debt includes short-term debt, current portion of long-term debt and long-term debt (all of which are GAAP measures). Net debt is equal to total debt less cash and cash equivalents (a GAAP measure).

	September 30	December 31
($ millions, except as noted)	2026	2025
Short-term debt	—	—
Current portion of long-term debt	561	973
Long-term debt	9 191	9 014
Total debt	9 752	9 987
Less: Cash and cash equivalents	8 001	3 650
Net debt	1 751	6 337
Shareholders’ equity	49 673	45 124
Total debt plus shareholders’ equity	59 425	55 111
Total debt to total debt plus shareholders’ equity (%)	16.4	18.1
Net debt to net debt plus shareholders’ equity (%)	3.4	12.3

34 2026 Third Quarter Suncor Energy Inc.

Price Realizations

Price realizations are a non-GAAP measure used by management to measure profitability. Oil Sands price realizations are presented on a crude product basis and are derived from the Oil Sands segmented statement of net earnings (loss), after adjusting for items not directly attributable to the revenues associated with production. E&P price realizations are presented on an asset location basis and are derived from the E&P segmented statement of net earnings (loss), after adjusting for other E&P assets, such as Libya, for which price realizations are not provided.

Oil Sands Price Realizations

	September 30, 2026			September 30, 2025
		Upgraded –	Oil Sands		Upgraded –	Oil Sands
Three months ended	Non-	Net	Segment	Non-	Net	Segment
	Upgraded	SCO and	Average	Upgraded	SCO and	Average
($ millions, except as noted)	Bitumen	Diesel	Crude	Bitumen	Diesel	Crude
Operating revenues	2 480	6 841	9 321	2 346	4 704	7 050
Other income	92	35	127	70	36	106
Purchases of crude oil and products	(536)	(82)	(618)	(495)	(23)	(518)
Gross realization adjustment(1)	(43)	(108)	(151)	(81)	(108)	(189)
Price realization	1 993	6 686	8 679	1 840	4 609	6 449
Sales volumes (mbbls)	20 658	50 357	71 015	25 567	49 856	75 423
Price realization per barrel(2)	96.42	132.75	122.18	71.93	92.43	85.48

Nine months ended	September 30, 2026			September 30, 2025
		Upgraded –	Oil Sands		Upgraded –	Oil Sands
	Non-	Net	Segment	Non-	Net	Segment
	Upgraded	SCO and	Average	Upgraded	SCO and	Average
($ millions, except as noted)	Bitumen	Diesel	Crude	Bitumen	Diesel	Crude
Operating revenues	7 668	18 210	25 878	7 349	13 282	20 631
Other income	103	142	245	55	91	146
Purchases of crude oil and products	(1 944)	(287)	(2 231)	(1 830)	(110)	(1 940)
Gross realization adjustment(1)	201	(408)	(207)	(113)	(324)	(437)
Price realization	6 028	17 657	23 685	5 461	12 939	18 400
Sales volumes (mbbls)	66 477	140 366	206 843	75 597	137 478	213 075
Price realization per barrel(2)	90.66	125.79	114.50	72.23	94.12	86.35

(1)	Reflects the items not directly attributed to revenues received from the sale of proprietary crude and net non-proprietary activity at its deemed point of sale.
(2)	Beginning in the first quarter of 2026, the company revised the calculation of price realizations to exclude transportation and distribution expenses to better align with how management evaluates performance. Prior period comparatives have been restated to reflect this change.

2026 Third Quarter Suncor Energy Inc. 35

Management’s Discussion and Analysis

E&P Price Realizations

Three months ended	September 30, 2026			September 30, 2025
	E&P		E&P	E&P		E&P
($ millions, except as noted)	Canada	Other(1)(2)	Segment	Canada	Other(1)(2)	Segment
Operating revenues	816	256	1 072	588	77	665
Price realization	816	256		588	77
Sales volumes (mbbls)	5 588			5 998
Price realization per barrel(3)	146.01			98.04

Nine months ended	September 30, 2026			September 30, 2025
	E&P		E&P			E&P
($ millions, except as noted)	Canada	Other(1)(2)	Segment	E&P Canada	Other(1)(2)	Segment
Operating revenues	2 553	627	3 180	1 603	456	2 059
Price realization	2 553	627		1 603	456
Sales volumes (mbbls)	18 725			15 961
Price realization per barrel(3)	136.32			100.47

(1)	Reflects other E&P assets, such as Libya, for which price realizations are not provided.
(2)	Production from the company’s Libya operations is presented on an economic basis. Revenue and royalties from the company’s Libya operations are presented on a working-interest basis, which is required for presentation purposes in the company’s Consolidated Financial Statements. In the third quarter of 2026, revenue included a gross-up amount of $196 million (2025 – $59 million), with an offsetting amount of $137 million (2025 – $32 million) in royalties in the E&P segment and $59 million (2025 – $27 million) in income tax expense recorded at the consolidated level. In the first nine months of 2026, revenue included a gross-up amount of $479 million (2025 – $347 million), with an offsetting amount of $299 million (2025 – $202 million) in royalties in the E&P segment and $180 million (2025 – $145 million) in income tax expense recorded at the consolidated level.
(3)	Beginning in the first quarter of 2026, the company revised the calculation of price realizations to exclude transportation and distribution expenses to better align with how management evaluates performance. Prior period comparatives have been restated to reflect this change.

36 2026 Third Quarter Suncor Energy Inc.

10. Common Abbreviations

The following is a list of abbreviations that may be used in this MD&A:

Measurement		Places and Currencies
bbl	barrel	U.S.	United States
bbls/d	barrels per day	U.K.	United Kingdom
mbbls/d	thousands of barrels per day
		$ or Cdn$	Canadian dollars
GJ	Gigajoule	US$	United States dollars

MW	megawatt
MWh	Megawatt-hour	Financial and Business Environment
		Q3	Three months ended September 30, 2026
		DD&A	Depreciation, depletion and amortization
		WTI	West Texas Intermediate
		WCS	Western Canadian Select
		SCO	Synthetic crude oil
		SYN	Synthetic crude oil benchmark
		MSW	Mixed Sweet Blend

2026 Third Quarter Suncor Energy Inc. 37

Management’s Discussion and Analysis

11. Advisories

Forward-Looking Statements

This MD&A contains certain forward-looking statements and other information based on Suncor’s current expectations, estimates, projections and assumptions that were made by the company in light of information available at the time the statement was made and consider Suncor’s experience and its perception of historical trends, including expectations and assumptions concerning: the accuracy of reserves estimates; commodity prices and interest and foreign exchange rates; the performance of assets and equipment; uncertainty related to geopolitical conflict; capital efficiencies and cost savings; applicable laws and government policies; future production rates; the sufficiency of budgeted capital expenditures in carrying out planned activities; the availability and cost of labour, services and infrastructure; the satisfaction by third parties of their obligations to Suncor; the development and execution of projects; and the receipt, in a timely manner, of regulatory and third-party approvals. All statements and information that address expectations or projections about the future, and other statements and information about Suncor’s strategy for growth, expected and future expenditures or investment decisions, commodity prices, costs, schedules, production volumes, operating and financial results, future financing and capital activities, and the expected impact of future commitments are forward-looking statements. Some of the forward-looking statements may be identified by words like “expects”, “anticipates”, “will”, “estimates”, “plans”, “scheduled”, “intends”, “believes”, “projects”, “indicates”, “could”, “focus”, “vision”, “goal”, “outlook”, “proposed”, “target”, “objective”, “continue”, “should”, “may”, “future”, “potential”, “opportunity”, “would”, “priority”, “strategy” and similar expressions. Forward-looking statements in this MD&A include references to:

●	Suncor’s projection of $5.5 billion of total share repurchases in 2026 resulting from planned monthly share repurchases being increased to $750 million beginning in October 2026;
●	statements regarding Suncor’s plan to sell its 48% interest in Terra Nova, 40% interest in White Rose and 38.6% interest in West White Rose offshore assets for $1.2 billion (US$860 million), including the expectation of receiving an additional contingent payment of up to $350 million (US$250 million) based on future oil prices; the expectation that investment commitments and future liabilities associated with the assets will be transferred to the purchaser, including a $500 million regulatory well compliance program at Terra Nova and the total estimated abandonment and lease liabilities of $1.4 billion; and the expectation that the transaction will close in early 2027, subject to customary closing conditions, regulatory approvals and partner consents;
●	the expected benefits of asset sustainment and maintenance capital expenditures and economic investment capital expenditures;
●	Suncor’s expectation that the design and construction of new well pads to develop additional reserves will maintain existing production levels and add incremental capacity at In Situ;
●	Suncor’s expectation that the West White Rose project in the E&P segment is nearing completion;
●	statements regarding Suncor’s planned 2026 capital spending program of $5.6 billion to $5.8 billion, including Suncor’s management’s belief that it will have the capital resources to fund it and to meet working capital requirements through cash and cash equivalents balances, cash flow provided by operating activities, available committed credit facilities, issuing commercial paper and, if needed, accessing capital markets;
●	the objectives of Suncor’s short-term investment portfolio and Suncor’s expectation that the maximum weighted average term to maturity of the short-term investment portfolio will not exceed six months, and that all investments will be with counterparties with investment-grade debt ratings;
●	the company’s priority regarding the management of debt levels and liquidity given the company’s long-term plans and expected future volatility in the business environment, and Suncor’s belief that a phased and flexible approach to existing and future projects will help the company manage project costs and debt levels;
●	statements about the company’s NCIB, including the belief that repurchasing its own shares represents an attractive investment opportunity and is in the best interests of the company and its shareholders and its expectation that its decision to allocate cash to repurchase shares will not affect its long-term strategy; and
●	the company’s belief that it does not have any guarantees or off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on the company’s financial performance or financial condition, results of operations, liquidity or capital expenditures.

Forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to Suncor. Suncor’s actual results may differ materially from those expressed or implied by its forward-looking statements, so readers are cautioned not to place undue reliance on them. The financial and operating performance of the company’s reportable operating segments, specifically Oil Sands, E&P and R&M, may be affected by a number of factors.

Factors that affect Suncor’s Oil Sands segment include, but are not limited to, volatility in the prices for crude oil and other production, and the related impacts of fluctuating light/heavy and sweet/sour crude oil differentials; changes in the demand for refinery feedstock and diesel fuel, including the possibility that refiners that process the company’s proprietary production will be closed, experience equipment failure or other accidents; Suncor’s ability to operate its Oil Sands facilities reliably in order to meet production targets; the output of newly commissioned facilities, the performance of which may be difficult to predict during initial operations; Suncor’s dependence on pipeline capacity and other logistical constraints, which may affect the company’s ability to distribute products to market and which may cause the company to delay or cancel planned growth projects in the event of insufficient takeaway capacity; Suncor’s ability to finance Oil Sands economic investment and asset sustainment and maintenance capital expenditures; the availability of bitumen feedstock for upgrading operations, which can be negatively affected by poor ore grade quality, unplanned mine equipment and extraction plant maintenance, tailings storage, and In Situ reservoir and equipment performance, or the unavailability of third-party bitumen; changes in operating costs, including the cost of labour, natural gas and other energy sources used in oil sands processes; and the company’s ability to complete projects, including planned maintenance events, both on time and on budget, which could be impacted by competition from other projects (including other oil sands projects) for goods and services and demands on infrastructure in Alberta’s Wood Buffalo region and the surrounding area (including housing, roads and schools).

Factors that affect Suncor’s E&P segment include, but are not limited to, volatility in crude oil and natural gas prices; operational risks and uncertainties associated with oil and gas activities, including unexpected formations or pressures, premature declines of reservoirs, fires,

38 2026 Third Quarter Suncor Energy Inc.

blow-outs, equipment failures and other accidents, uncontrollable flows of crude oil, natural gas or well fluids, and pollution and other environmental risks; adverse weather conditions, which could disrupt output from producing assets or impact drilling programs, resulting in increased costs and/or delays in bringing on new production; political, economic and socioeconomic risks associated with Suncor’s foreign operations, including the unpredictability of operating in Libya due to ongoing political unrest; and market demand for mineral rights and producing properties, potentially leading to losses on disposition or increased property acquisition costs.

Factors that affect the R&M segment include, but are not limited to, fluctuations in demand and supply for refined products that impact the company’s margins; market competition, including potential new market entrants; the company’s ability to reliably operate refining and marketing facilities to meet production or sales targets; and risks and uncertainties affecting construction or planned maintenance schedules, including the availability of labour and other impacts of competing projects drawing on the same resources during the same time period.

Additional risks, uncertainties and other factors that could influence the financial and operating performance of all of Suncor’s operating segments and activities include, but are not limited to, changes in general economic, market and business conditions, such as commodity prices, interest rates, currency exchange rates and potential trade tariffs (including as a result of demand and supply effects resulting from the actions of OPEC+ and/or the impact of armed conflicts in the Middle East, the impact of the Russian invasion of Ukraine and/or the impact of changes to the U.S. government economic policy); heightened geopolitical tensions, including the imposition or escalation of economic sanctions, export controls and trade restrictions, which may result in the disruption of global and regional supply chains; fluctuations in supply and demand for Suncor’s products; the successful and timely implementation of capital projects, including growth projects and regulatory projects; risks associated with the development and execution of Suncor’s major projects and the commissioning and integration of new facilities; the possibility that completed maintenance activities may not improve operational performance or the output of related facilities; the risk that projects and initiatives intended to achieve cash flow growth and/or reductions in operating costs may not achieve the expected results in the time anticipated or at all; competitive actions of other companies, including increased competition from other oil and gas companies or from companies that provide alternative sources of energy; labour and material shortages; actions by government authorities, including the imposition or reassessment of, or changes to, taxes, fees, royalties, duties and other government-imposed compliance costs; changes to laws and government policies that could impact the company’s business, including environmental (including climate change), royalty and tax laws and policies; the ability and willingness of parties with whom Suncor has material relationships to perform their obligations to the company; the unavailability of, or outages to, third-party infrastructure that could cause disruptions to production or prevent the company from being able to transport its products; the occurrence of a protracted operational outage, a major safety or environmental incident, or unexpected events such as fires (including forest fires), equipment failures and other similar events affecting Suncor or other parties whose operations or assets directly or indirectly affect Suncor; the potential for security breaches of Suncor’s information technology and infrastructure by malicious persons or entities, and the unavailability or failure of such systems to perform as anticipated as a result of such breaches; security threats and terrorist or activist activities; the risk that competing business objectives may exceed Suncor’s capacity to adopt and implement change; risks and uncertainties associated with obtaining regulatory, third-party and stakeholder approvals outside of Suncor’s control for the company’s operations, projects, initiatives and exploration and development activities and the satisfaction of any conditions to approvals; the potential for disruptions to operations and construction projects as a result of Suncor’s relationships with labour unions that represent employees at the company’s facilities; the company’s ability to find new oil and gas reserves that can be developed economically; the accuracy of Suncor’s reserves, resources and future production estimates; market instability affecting Suncor’s ability to borrow in the capital debt markets at acceptable rates or to issue other securities at acceptable prices; the ability to maintain an optimal debt to cash flow ratio; the success of the company’s marketing and logistics activities using derivatives and other financial instruments; the cost of compliance with current and future environmental laws, including climate change laws; risks relating to increased activism and public opposition to fossil fuels and oil sands; the ability of counterparties to comply with their obligations in a timely manner; risks associated with joint arrangements in which the company has an interest; risks associated with land claims and Indigenous consultation requirements; the risk that the company may be subject to litigation; the impact of technology and risks associated with developing and implementing new technologies; and the accuracy of cost estimates, some of which are provided at the conceptual or other preliminary stage of projects and prior to commencement or conception of the detailed engineering that is needed to reduce the margin of error and increase the level of accuracy. The foregoing important factors are not exhaustive.

Many of these risk factors and other assumptions related to Suncor’s forward-looking statements are discussed in further detail throughout this MD&A, and in the company’s 2025 annual MD&A, the 2025 AIF and Form 40-F on file with Canadian securities commissions at www.sedarplus.ca and the United States Securities and Exchange Commission at www.sec.gov. Readers are also referred to the risk factors and assumptions described in other MD&As that Suncor files from time to time with securities regulatory authorities. Copies of these MD&As are available without charge from the company.

The forward-looking statements contained in this MD&A are made as of the date of this MD&A. Except as required by applicable securities laws, we assume no obligation to update publicly or otherwise revise any forward-looking statements or the foregoing risks and assumptions affecting such forward-looking statements, whether as a result of new information, future events or otherwise.

2026 Third Quarter Suncor Energy Inc. 39

Consolidated Statements of Comprehensive Income

(unaudited)

	Three months ended September 30		Nine months ended September 30
($ millions)	2026	2025	2026	2025
Revenues and Other Income
Gross revenues (note 3)	20 817	13 565	55 248	39 644
Less: royalties	(1 939)	(1 013)	(4 393)	(2 778)
Other income (note 4)	190	115	410	148
	19 068	12 667	51 265	37 014
Expenses
Purchases of crude oil and products	6 856	4 471	18 453	13 872
Operating, selling and general	3 552	3 270	10 749	9 730
Transportation and distribution	536	513	1 666	1 450
Depreciation, depletion, amortization and impairment (note 12)	2 894	1 731	6 339	5 103
Exploration	19	6	172	132
(Gain) on disposal of assets	(65)	(17)	(78)	(17)
Financing expenses (note 6)	310	476	1 193	803
	14 102	10 450	38 494	31 073
Earnings before Income Taxes	4 966	2 217	12 771	5 941

Income Tax Expense (Recovery)
Current	1 579	412	3 674	1 472
Deferred	(427)	186	(549)	27
	1 152	598	3 125	1 499
Net Earnings	3 814	1 619	9 646	4 442

Other Comprehensive Income
Items That May be Subsequently Reclassified to Earnings:
Foreign currency translation adjustment	(20)	33	61	(147)
Items That Will Not be Reclassified to Earnings:
Actuarial gain on employee retirement benefit plans, net of income taxes (note 11)	231	304	661	548
Other Comprehensive Income	211	337	722	401

Total Comprehensive Income	4 025	1 956	10 368	4 843

Per Common Share (dollars) (note 7)
Net earnings – basic and diluted	3.27	1.34	8.19	3.63
Cash dividends	0.60	0.57	1.80	1.71

See accompanying notes to the condensed interim consolidated financial statements.

40 2026 Third Quarter Suncor Energy Inc.

Consolidated Balance Sheets

(unaudited)

	September 30	December 31
($ millions)	2026	2025
Assets
Current assets
Cash and cash equivalents	8 001	3 650
Accounts receivable	8 391	5 087
Inventories	6 515	5 121
Income taxes receivable	293	371
Assets held for sale (note 12)	2 517	—
Total current assets	25 717	14 229
Property, plant and equipment, net	63 749	68 428
Exploration and evaluation	1 742	1 742
Other assets	2 945	1 977
Goodwill and other intangible assets	3 328	3 455
Deferred income taxes	81	82
Total assets	97 562	89 913

Liabilities and Shareholders’ Equity
Current liabilities
Current portion of long-term debt (note 6 and note 9)	561	973
Current portion of long-term lease liabilities	709	638
Accounts payable and accrued liabilities	11 239	7 523
Current portion of provisions	1 006	1 056
Income taxes payable	210	20
Liabilities associated with assets held for sale (note 12)	1 352	—
Total current liabilities	15 077	10 210
Long-term debt (note 9)	9 191	9 014
Long-term lease liabilities	3 977	3 879
Other long-term liabilities	1 665	1 416
Provisions (note 10 and 12)	10 150	12 108
Deferred income taxes	7 829	8 162
Equity	49 673	45 124
Total liabilities and shareholders’ equity	97 562	89 913

See accompanying notes to the condensed interim consolidated financial statements.

2026 Third Quarter Suncor Energy Inc. 41

Consolidated Statements of Cash Flows

(unaudited)

	Three months ended September 30		Nine months ended September 30
($ millions)	2026	2025	2026	2025
Operating Activities
Net Earnings	3 814	1 619	9 646	4 442
Adjustments for:
Depreciation, depletion, amortization and impairment (note 12)	2 894	1 731	6 339	5 103
Deferred income tax (recovery) expense	(427)	186	(549)	27
Accretion (note 6)	153	145	459	432
Unrealized foreign exchange (gain) loss on U.S. dollar denominated debt (note 6)	(4)	186	267	(289)
Change in fair value of financial instruments and trading inventory	165	(90)	123	40
(Gain) on disposal of assets	(65)	(17)	(78)	(17)
Share-based compensation	273	181	93	(116)
Settlement of decommissioning and restoration liabilities	(143)	(147)	(433)	(353)
Other	45	37	197	296
Increase in non-cash working capital	(509)	(46)	(1 778)	(705)
Cash flow provided by operating activities	6 196	3 785	14 286	8 860
Investing Activities
Capital expenditures	(1 509)	(1 484)	(3 975)	(4 337)
Proceeds from disposal of assets	85	18	112	18
Other investments and acquisitions	(3)	(8)	(9)	(15)
Decrease (increase) in non-cash working capital	172	(137)	111	(202)
Cash flow used in investing activities	(1 255)	(1 611)	(3 761)	(4 536)
Financing Activities
Repayment of long-term debt (note 6)	(96)	—	(474)	—
Lease liability payments	(177)	(163)	(531)	(518)
Issuance of common shares under share option plans	14	65	113	152
Repurchase of common shares(1) (note 8)	(1 350)	(750)	(3 225)	(2 298)
Distributions relating to non-controlling interest	(4)	(4)	(12)	(12)
Dividends paid on common shares	(698)	(688)	(2 116)	(2 090)
Cash flow used in financing activities	(2 311)	(1 540)	(6 245)	(4 766)
Increase (Decrease) in Cash and Cash Equivalents	2 630	634	4 280	(442)
Effect of foreign exchange on cash and cash equivalents	(1)	41	71	(98)
Cash and cash equivalents at beginning of period	5 372	2 269	3 650	3 484
Cash and Cash Equivalents at End of Period	8 001	2 944	8 001	2 944
Supplementary Cash Flow Information
Interest paid	160	158	602	599
Income taxes paid	1 292	439	3 250	1 436

(1)	Prior year nine months ended September 30, 2025, includes $48 million of taxes paid on 2024 share repurchases.

See accompanying notes to the condensed interim consolidated financial statements.

42 2026 Third Quarter Suncor Energy Inc.

Consolidated Statements of Changes In Equity

(unaudited)

			Accumulated			Number of
			Other			Common
	Share	Contributed	Comprehensive	Retained		Shares
($ millions)	Capital	Surplus	Income	Earnings	Total	(thousands)
At December 31, 2024	21 121	520	1 201	21 672	44 514	1 244 332
Net earnings	—	—	—	4 442	4 442	—
Foreign currency translation adjustment	—	—	(147)	—	(147)	—
Actuarial gain on employee retirement benefit plans, net of income taxes of $172	—	—	—	548	548	—
Total comprehensive income	—	—	(147)	4 990	4 843	—
Issued under share option plans	178	(26)	—	—	152	3 775
Repurchase of common shares for cancellation(1) (note 8)	(720)	—	—	(1 571)	(2 291)	(42 193)
Change in liability for share repurchase commitment	19	—	—	6	25	—
Share-based compensation (note 5)	—	10	—	—	10	—
Dividends paid on common shares	—	—	—	(2 090)	(2 090)	—
At September 30, 2025	20 598	504	1 054	23 007	45 163	1 205 914
At December 31, 2025	20 402	502	999	23 221	45 124	1 193 520
Net earnings	—	—	—	9 646	9 646	—
Foreign currency translation adjustment	—	—	61	—	61	—
Actuarial gain on employee retirement benefit plans, net of income taxes of $207 (note 11)	—	—	—	661	661	—
Total comprehensive income	—	—	61	10 307	10 368	—
Issued under share option plans	139	(26)	—	—	113	2 719
Repurchase of common shares for cancellation(1) (note 8)	(652)	—	—	(2 633)	(3 285)	(37 915)
Change in liability for share repurchase commitment (note 8)	(63)	—	—	(475)	(538)	—
Share-based compensation (note 5)	—	7	—	—	7	—
Dividends paid on common shares	—	—	—	(2 116)	(2 116)	—
At September 30, 2026	19 826	483	1 060	28 304	49 673	1 158 324

(1)	Includes $60 million of taxes on share repurchases for the nine months ended September 30, 2026 (September 30, 2025 – $41 million).

See accompanying notes to the condensed interim consolidated financial statements.

2026 Third Quarter Suncor Energy Inc. 43

Notes to the Consolidated Financial Statements

(unaudited)

1. Reporting Entity and Description Of The Business

Suncor Energy is Canada’s leading integrated energy company. Suncor’s operations span the full energy value chain, including oil sands mining and in situ operations, upgrading, offshore production, petroleum refining in Canada and the U.S., marketing and trading, and nationwide Petro-Canada™ retail and wholesale networks – delivering reliable energy that fuels economic growth and meets the needs of customers across Canada and globally. With an unwavering focus on safety, operational excellence, and profitability, Suncor is committed to delivering industry-leading performance and long-term shareholder value. Suncor’s common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

The address of the company’s registered office is 150 – 6th Avenue S.W., Calgary, Alberta, Canada, T2P 3E3.

2. Basis of Preparation

(a) Statement of Compliance

These condensed interim consolidated financial statements are based on International Financial Reporting Standards as issued by the International Accounting Standards Board (the “IFRS Accounting Standards”) and have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting. The accounting policies and methods of computation applied in these condensed interim consolidated financial statements are consistent with those applied in the company’s audited consolidated financial statements as at and for the year ended December 31, 2025. These condensed interim consolidated financial statements do not include all of the information required for full annual financial statements, and they should be read in conjunction with the audited consolidated financial statements of the company for the year ended December 31, 2025.

(b) Basis of Measurement

The consolidated financial statements are prepared on a historical cost basis except as detailed in the accounting policies disclosed in the company’s audited consolidated financial statements for the year ended December 31, 2025.

(c) Functional Currency and Presentation Currency

These consolidated financial statements are presented in Canadian dollars, which is the company’s functional currency.

(d) Use of Estimates, Assumptions and Judgments

The timely preparation of financial statements requires that management make estimates and assumptions and use judgment. Accordingly, actual results may differ from estimated amounts as future confirming events occur. Significant estimates and judgment used in the preparation of the financial statements are described in the company’s audited consolidated financial statements for the year ended December 31, 2025.

(e) Income Taxes

The company recognizes the impacts of income tax rate changes in earnings in the period that the applicable rate change is enacted or substantively enacted.

(f) Adoption of New IFRS Standards

The IASB issued amendments to IFRS 9 Financial Instruments and IFRS 7 Financial Instruments: Disclosures that are effective January 1, 2026, with early adoption permitted. There was no impact to the interim consolidated financial statements as a result of the initial application.

44 2026 Third Quarter Suncor Energy Inc.

(g) Recently Announced Accounting Pronouncements

The standards and amendments that are issued, but not yet effective up to the date of authorization of the company’s interim consolidated financial statements, and that may have an impact on the disclosures and financial position of the company, are disclosed below. The company intends to adopt these standards and amendments when they become effective.

In April 2024, the IASB issued IFRS 18 Presentation and Disclosure in Financial Statements, which will replace IAS 1 Presentation of Financial Statements. The new standard establishes a revised structure for the consolidated statements of comprehensive income and introduces enhanced principles on aggregation and disaggregation of certain line items. IFRS 18 will not impact recognition or measurement of income and expenses, however, it will change how items are presented within the consolidated financial statements.

Under IFRS 18, the consolidated statements of comprehensive income will be organized into three categories: Operating, Investing and Financing.

The standard also introduces requirements for Management-defined Performance Measures (“MPMs”) to communicate management’s view of an aspect of the operating performance of the company as a whole. The company has identified Adjusted Net Earnings and Adjusted Net Earnings for Return on Capital Employed (ROCE) as MPMs. Related disclosures will be incorporated into future financial statements for the applicable reporting periods.

IFRS 18 is effective for annual periods beginning on or after January 1, 2027, and is to be applied retrospectively with certain transition provisions. The company will continue to assess the full impact of adopting IFRS 18 throughout the remainder of 2026.

Consequential amendments to IAS 7 Statement of Cash Flows were issued concurrently with IFRS 18 and become effective at the same time. These amendments change the starting point for determining cash flows provided by operating activities under the indirect method, from Net Earnings (Loss) to Operating Earnings (Loss) and remove the optionality in the classification of cash flows from dividends and interest.

2026 Third Quarter Suncor Energy Inc. 45

Notes to the Consolidated Financial Statements

3. Segmented Information

The company’s operating segments are reported based on the nature of their products and services and management responsibility.

Intersegment sales of crude oil are accounted for at market values and are included, for segmented reporting, in revenues of the segment making the transfer and expenses of the segment receiving the transfer. Intersegment amounts are eliminated on consolidation.

			Exploration and		Refining and		Corporate and
Three months ended September 30	Oil Sands		Production		Marketing		Eliminations		Total
($ millions)	2026	2025	2026	2025	2026	2025	2026	2025	2026	2025

Revenues and Other Income
Gross revenues	6 501	4 822	1 072	665	13 244	8 077	—	1	20 817	13 565
Intersegment revenues	2 820	2 228	—	—	151	8	(2 971)	(2 236)	—	—
Less: Royalties	(1 619)	(880)	(320)	(133)	—	—	—	—	(1 939)	(1 013)
Operating revenues, net of royalties	7 702	6 170	752	532	13 395	8 085	(2 971)	(2 235)	18 878	12 552
Other income (loss)	127	106	29	(31)	(30)	25	64	15	190	115
	7 829	6 276	781	501	13 365	8 110	(2 907)	(2 220)	19 068	12 667
Expenses
Purchases of crude oil and products	618	518	—	—	9 045	6 208	(2 807)	(2 255)	6 856	4 471
Operating, selling and general	2 568	2 329	154	149	611	602	219	190	3 552	3 270
Transportation and distribution	313	353	30	32	201	138	(8)	(10)	536	513
Depreciation, depletion, amortization and impairment	1 350	1 261	1 222	161	291	275	31	34	2 894	1 731
Exploration	17	6	2	—	—	—	—	—	19	6
(Gain) on disposal of assets	(65)	—	—	—	—	(16)	—	(1)	(65)	(17)
Financing expenses	195	171	30	17	23	25	62	263	310	476
	4 996	4 638	1 438	359	10 171	7 232	(2 503)	(1 779)	14 102	10 450
Earnings (Loss) before Income Taxes	2 833	1 638	(657)	142	3 194	878	(404)	(441)	4 966	2 217
Income Tax Expense (Recovery)
Current	—	—	—	—	—	—	—	—	1 579	412
Deferred	—	—	—	—	—	—	—	—	(427)	186
	—	—	—	—	—	—	—	—	1 152	598
Net Earnings	—	—	—	—	—	—	—	—	3 814	1 619
Capital Expenditures	1 062	998	117	182	321	290	9	14	1 509	1 484

46 2026 Third Quarter Suncor Energy Inc.

Nine months ended September 30	Oil Sands		Exploration and Production		Refining and Marketing		Corporate and Eliminations		Total
($ millions)	2026	2025	2026	2025	2026	2025	2026	2025	2026	2025

Revenues and Other Income
Gross revenues	17 887	14 618	3 180	2 059	34 181	22 966	—	1	55 248	39 644
Intersegment revenues	7 991	6 013	—	—	233	57	(8 224)	(6 070)	—	—
Less: Royalties	(3 553)	(2 291)	(840)	(487)	—	—	—	—	(4 393)	(2 778)
Operating revenues, net of royalties	22 325	18 340	2 340	1 572	34 414	23 023	(8 224)	(6 069)	50 855	36 866
Other income (loss)	245	146	53	(17)	(58)	31	170	(12)	410	148
	22 570	18 486	2 393	1 555	34 356	23 054	(8 054)	(6 081)	51 265	37 014
Expenses
Purchases of crude oil and products	2 231	1 940	—	—	24 020	18 099	(7 798)	(6 167)	18 453	13 872
Operating, selling and general	7 838	7 077	431	394	1 875	1 789	605	470	10 749	9 730
Transportation and distribution	951	984	131	90	610	404	(26)	(28)	1 666	1 450
Depreciation, depletion, amortization and impairment	3 826	3 708	1 564	499	842	792	107	104	6 339	5 103
Exploration	168	77	4	55	—	—	—	—	172	132
(Gain) on disposal of assets	(60)	—	—	—	(8)	(16)	(10)	(1)	(78)	(17)
Financing expenses	576	543	73	52	73	59	471	149	1 193	803
	15 530	14 329	2 203	1 090	27 412	21 127	(6 651)	(5 473)	38 494	31 073
Earnings (Loss) before Income Taxes	7 040	4 157	190	465	6 944	1 927	(1 403)	(608)	12 771	5 941
Income Tax Expense (Recovery)
Current	—	—	—	—	—	—	—	—	3 674	1 472
Deferred	—	—	—	—	—	—	—	—	(549)	27
	—	—	—	—	—	—	—	—	3 125	1 499
Net Earnings	—	—	—	—	—	—	—	—	9 646	4 442
Capital Expenditures	2 722	2 856	371	620	853	832	29	29	3 975	4 337

2026 Third Quarter Suncor Energy Inc. 47

Notes to the Consolidated Financial Statements

Disaggregation of Revenue from Contracts with Customers and Intersegment Revenue

The company’s revenues are from the following major commodities:

Three months ended September 30	2026			2025
($ millions)	North America	International	Total	North America	International	Total
Oil Sands
Synthetic crude oil and diesel	6 841	—	6 841	4 704	—	4 704
Bitumen	2 480	—	2 480	2 346	—	2 346
	9 321	—	9 321	7 050	—	7 050
Exploration and Production
Crude oil and natural gas liquids(1)	576	496	1 072	400	265	665
	576	496	1 072	400	265	665
Refining and Marketing
Gasoline	5 151	—	5 151	3 452	—	3 452
Distillate(1)	6 928	328	7 256	3 814	97	3 911
Other	988	—	988	722	—	722
	13 067	328	13 395	7 988	97	8 085
Corporate and Eliminations
	(2 971)	—	(2 971)	(2 235)	—	(2 235)
Total Revenue from Contracts with Customers	19 993	824	20 817	13 203	362	13 565

Nine months ended September 30	2026			2025
($ millions)	North America	International	Total	North America	International	Total
Oil Sands
Synthetic crude oil and diesel	18 210	—	18 210	13 282	—	13 282
Bitumen	7 668	—	7 668	7 349	—	7 349
	25 878	—	25 878	20 631	—	20 631
Exploration and Production
Crude oil and natural gas liquids(1)	2 047	1 133	3 180	1 222	837	2 059
	2 047	1 133	3 180	1 222	837	2 059
Refining and Marketing
Gasoline	13 307	—	13 307	9 986	—	9 986
Distillate(1)	17 615	967	18 582	10 914	184	11 098
Other	2 525	—	2 525	1 939	—	1 939
	33 447	967	34 414	22 839	184	23 023
Corporate and Eliminations
	(8 224)	—	(8 224)	(6 069)	—	(6 069)
Total Revenue from Contracts with Customers	53 148	2 100	55 248	38 623	1 021	39 644

(1)	International revenues for comparative periods were previously reported under North America.

48 2026 Third Quarter Suncor Energy Inc.

4. Other Income

Other income consists of the following:

	Three months ended September 30		Nine months ended September 30
($ millions)	2026	2025	2026	2025
Risk management and energy trading	97	12	134	39
Investment and interest income(1)	90	71	259	65
Insurance proceeds and other	3	32	17	44
	190	115	410	148

(1)	Prior year nine months ended September 30, 2025, includes a $95 million write-down of an equity investment within the Corporate segment and a $41 million write-down of an equity investment within the Refining and Marketing segment.

5. Share-Based Compensation

The following table summarizes the share-based compensation expense for all plans recorded within operating, selling and general expense:

	Three months ended September 30		Nine months ended September 30
($ millions)	2026	2025	2026	2025
Equity-settled plans	2	3	7	10
Cash-settled plans	270	180	544	338
	272	183	551	348

2026 Third Quarter Suncor Energy Inc. 49

Notes to the Consolidated Financial Statements

6. Financing Expenses

Financing expenses (income) consists of the following:

	Three months ended September 30		Nine months ended September 30
($ millions)	2026	2025	2026	2025
Interest on debt	150	163	464	462
Interest on lease liabilities	79	66	221	204
Capitalized interest	(41)	(45)	(121)	(162)
Interest expense	188	184	564	504
Interest on partnership liability	11	11	33	34
Interest on pension and other post-retirement benefits	(5)	(1)	(14)	(2)
Accretion	153	145	459	432
Foreign exchange (gain) loss on U.S. dollar denominated debt and leases	(4)	186	267	(289)
Operational foreign exchange and other	(33)	(49)	(116)	124
	310	476	1 193	803

In the second quarter of 2026, the company fully repaid its US$275 million 7.875% Debentures upon maturity in June 2026.

In the third quarter of 2026, the company fully repaid its $96 million 3.00% Series 5 Medium Term Notes upon maturity in September 2026.

7. Earnings Per Common Share

	Three months ended September 30		Nine months ended September 30
($ millions)	2026	2025	2026	2025
Net earnings	3 814	1 619	9 646	4 442

(millions of common shares)
Weighted average number of common shares	1 166	1 211	1 178	1 225
Dilutive securities:
Effect of share options	—	1	—	1
Weighted average number of diluted common shares	1 166	1 212	1 178	1 226

(dollars per common share)
Basic and diluted earnings per share	3.27	1.34	8.19	3.63

50 2026 Third Quarter Suncor Energy Inc.

8. Share Repurchases

The following table summarizes the share repurchase activities during the period:

	Three months ended September 30		Nine months ended September 30
($ millions, except as noted)	2026	2025	2026	2025
Share repurchase activities (thousands of common shares)
Shares repurchased	14 825	13 600	37 915	42 193
Amounts charged to:
Share capital	255	232	652	720
Retained earnings	1 095	518	2 573	1 530
Share repurchase cost before tax	1 350	750	3 225	2 250
Retained earnings - share buyback tax payable	26	13	60	41
Share repurchase cost	1 376	763	3 285	2 291

Under an automatic repurchase plan agreement with an independent broker, the company has recorded the following liability for share repurchases under its normal course issuer bid that may take place during its internal blackout periods:

	September 30	December 31
($ millions)	2026	2025
Amounts charged to:
Share capital	153	90
Retained earnings	704	229
Liability for share purchase commitment	857	319

9. Financial Instruments

Derivative Financial Instruments

(a) Non-Designated Derivative Financial Instruments

The company uses derivative financial instruments, such as physical and financial contracts, to manage certain exposures to fluctuations in interest rates, commodity prices and foreign currency exchange rates, as part of its overall risk management program, as well as for trading purposes.

The changes in the fair value of non-designated derivative assets (liabilities) are as follows:

($ millions)	Total
Fair value outstanding assets at December 31, 2025	193
Changes in fair value recognized in earnings during the period - (loss)	(297)
Contracts realized during the period	170
Fair value outstanding assets at September 30, 2026	66

2026 Third Quarter Suncor Energy Inc. 51

Notes to the Consolidated Financial Statements

(b) Fair Value Hierarchy

To estimate the fair value of derivatives, the company uses quoted market prices when available, or third-party models and valuation methodologies that utilize observable market data. In addition to market information, the company incorporates transaction-specific details that market participants would utilize in a fair value measurement, including the impact of non-performance risk. However, these fair value estimates may not necessarily be indicative of the amounts that could be realized or settled in a current market transaction. The company characterizes inputs used in determining fair value using a hierarchy that prioritizes inputs depending on the degree to which they are observable. The three levels of the fair value hierarchy are as follows:

●	Level 1 consists of instruments with a fair value determined by an unadjusted quoted price in an active market for identical assets or liabilities. An active market is characterized by readily and regularly available quoted prices where the prices are representative of actual and regularly occurring market transactions to assure liquidity.
●	Level 2 consists of instruments with a fair value that is determined by quoted prices in an inactive market, prices with observable inputs or prices with insignificant non-observable inputs. The fair value of these positions is determined using observable inputs from exchanges, pricing services, third-party independent broker quotes and published transportation tolls. The observable inputs may be adjusted using certain methods, which include extrapolation over the quoted price term and quotes for comparable assets and liabilities.
●	Level 3 consists of instruments with a fair value that is determined by prices with significant unobservable inputs. As at September 30, 2026, the company does not have any derivative instruments measured at fair value Level 3.

In forming estimates, the company utilizes the most observable inputs available for valuation purposes. If a fair value measurement reflects inputs of different levels within the hierarchy, the measurement is categorized based upon the lowest level of input that is significant to the fair value measurement.

The following table presents the company’s derivative financial instruments measured at fair value for each hierarchy level as at September 30, 2026:

($ millions)	Level 1	Level 2	Level 3	Total Fair Value
Accounts receivable	185	173	—	358
Accounts payable	(221)	(71)	—	(292)
	(36)	102	—	66

During the third quarter of 2026, there were no transfers between Level 1 and Level 2 fair value measurements.

Non-Derivative Financial Instruments

At September 30, 2026, the carrying value of fixed-term debt accounted for under amortized cost was $9.8 billion (December 31, 2025 – $10.0 billion) and the fair value was $9.0 billion (December 31, 2025 – $9.8 billion). The estimated fair value of long-term debt is based on pricing sourced from market data.

10. Provisions

Suncor’s decommissioning and restoration provision decreased by $2.0 billion for the nine months ended September 30, 2026. The decrease was primarily due to the classification of obligations related to the planned sale of the company’s offshore interests in Terra Nova, White Rose and West White Rose as liabilities held for sale (note 12) and an increase in the credit-adjusted risk-free rate to 5.4% (December 31, 2025 – 5.0%).

11. Pensions and Other Post-Retirement Benefits

For the nine months ended September 30, 2026, the actuarial gain on employee retirement benefit plans was $661 million (net of taxes of $207 million), due to strong asset performance and an increase in the discount rate to 5.4% (December 31, 2025 – 4.9%).

52 2026 Third Quarter Suncor Energy Inc.

12. Assets Held For Sale and Asset Transactions

Subsequent to the third quarter of 2026, the company executed an agreement to sell its offshore interests in Terra Nova, White Rose and West White Rose to Ithaca Energy plc for proceeds of approximately $1.2 billion (US$860 million) before closing adjustments and other closing costs. The agreement also includes additional contingent consideration of up to approximately $350 million (US$250 million), based on future oil prices. Concurrent with closing of the transaction, Ithaca Energy plc will assume the commitments, obligations, and related abandonment and lease liabilities associated with the assets. The transaction has an effective date of July 1, 2026, and is expected to close in early 2027, subject to customary closing conditions, regulatory approvals and partner consents.

In the third quarter of 2026, the company reclassified the assets and liabilities related to its interests in Terra Nova, White Rose and West White Rose as assets held for sale. These operations are reported within the Exploration and Production segment.

Upon classification as assets held for sale as at September 30, 2026, the company performed an impairment test of the disposal group. The impairment test was performed using the lower of the carrying amount and the estimated proceeds of sale excluding contingent consideration. As a result of the impairment test, the company recorded an impairment charge of $1.08 billion before tax ($822 million after tax), presented within the depreciation, depletion, amortization and impairment line item.

The table below details the assets and liabilities held for sale as at September 30, 2026:

September 30
($ millions)	2026
Assets
Current assets	107
Property, plant and equipment, net	2 410
Total Assets	2 517
Liabilities
Current liabilities	(21)
Other long-term liabilities and provisions	(1 331)
Total Liabilities	(1 352)

Net Assets	1 165

2026 Third Quarter Suncor Energy Inc. 53

Supplemental Financial and Operating Information

Quarterly Financial Summary

(unaudited)

	Quarter Ended					Nine Months Ended		Year Ended
	Sep 30	Jun 30	Mar 31	Dec 31	Sep 30	Sep 30	Sep 30	Dec 31
($ millions, except per share amounts)	2026	2026	2026	2025	2025	2026	2025	2025
Gross revenues	20 817	19 009	15 422	12 733	13 565	55 248	39 644	52 377
Earnings (loss) before income taxes
Oil Sands	2 833	2 691	1 516	1 120	1 638	7 040	4 157	5 277
Exploration and Production	(657)	465	382	61	142	190	465	526
Refining and Marketing	3 194	2 100	1 650	895	878	6 944	1 927	2 822
Corporate and Eliminations	(404)	(277)	(722)	(69)	(441)	(1 403)	(608)	(677)
Income tax expense	(1 152)	(1 247)	(726)	(531)	(598)	(3 125)	(1 499)	(2 030)
Net earnings	3 814	3 732	2 100	1 476	1 619	9 646	4 442	5 918
Adjusted operating earnings (loss)(A)
Oil Sands	2 811	2 592	1 574	1 129	1 627	6 977	4 173	5 302
Exploration and Production	414	465	382	61	142	1 261	465	526
Refining and Marketing	3 225	2 068	1 684	893	894	6 977	1 965	2 858
Corporate and Eliminations	(408)	(82)	(583)	(249)	(255)	(1 073)	(802)	(1 051)
Income tax expense included in adjusted operating earnings	(1 411)	(1 239)	(757)	(509)	(614)	(3 407)	(1 505)	(2 014)
Total	4 631	3 804	2 300	1 325	1 794	10 735	4 296	5 621
Adjusted funds from (used in) operations(A)
Oil Sands	4 352	3 819	2 894	2 406	2 900	11 065	8 109	10 515
Exploration and Production	570	652	562	214	279	1 784	981	1 195
Refining and Marketing	3 612	2 299	1 981	1 174	1 216	7 892	2 733	3 907
Corporate and Eliminations	(250)	(123)	(630)	(108)	(152)	(1 003)	(786)	(894)
Current income tax expense	(1 579)	(1 318)	(777)	(468)	(412)	(3 674)	(1 472)	(1 940)
Total	6 705	5 329	4 030	3 218	3 831	16 064	9 565	12 783
Change in non-cash working capital	(509)	326	(1 595)	703	(46)	(1 778)	(705)	(2)
Cash flow provided by operating activities	6 196	5 655	2 435	3 921	3 785	14 286	8 860	12 781
Free funds flow (deficit)(A)
Oil Sands	3 290	2 905	2 148	1 393	1 902	8 343	5 253	6 646
Exploration and Production	453	526	434	37	97	1 413	361	398
Refining and Marketing	3 291	1 999	1 749	858	926	7 039	1 901	2 759
Corporate and Eliminations	(259)	(132)	(641)	(121)	(166)	(1 032)	(815)	(936)
Current income tax expense	(1 579)	(1 318)	(777)	(468)	(412)	(3 674)	(1 472)	(1 940)
Total	5 196	3 980	2 913	1 699	2 347	12 089	5 228	6 927
Per common share
Net earnings – basic and diluted	3.27	3.17	1.77	1.23	1.34	8.19	3.63	4.85
Adjusted operating earnings(A)(B)	3.97	3.23	1.93	1.10	1.48	9.11	3.51	4.61
Cash dividends(B)	0.60	0.60	0.60	0.60	0.57	1.80	1.71	2.31
Adjusted funds from operations(A)(B)	5.75	4.52	3.39	2.68	3.16	13.64	7.81	10.49
Cash flow provided by operating activities(B)	5.31	4.80	2.05	3.27	3.13	12.13	7.23	10.48
Free funds flow(A)(B)	4.46	3.38	2.45	1.42	1.94	10.26	4.27	5.68
Returns to shareholders
Dividends paid on common shares	698	706	712	719	688	2 116	2 090	2 809
Repurchase of common shares(C)	1 350	1 050	825	775	750	3 225	2 250	3 025
Total returns to shareholders	2 048	1 756	1 537	1 494	1 438	5 341	4 340	5 834
Capital expenditures (including capitalized interest)
Oil Sands	1 062	914	746	1 013	998	2 722	2 856	3 869
Exploration and Production	117	126	128	177	182	371	620	797
Refining and Marketing	321	300	232	316	290	853	832	1 148
Corporate and Eliminations	9	9	11	13	14	29	29	42
Total capital expenditures	1 509	1 349	1 117	1 519	1 484	3 975	4 337	5 856

(A)	Non-GAAP financial measures or contains non-GAAP financial measures. See the Operating Summary Information – Non-GAAP and Other Financial Measures section of this Quarterly Report.
(B)	Presented on a basic per share basis.
(C)	Excludes taxes paid on share repurchase costs of $56 million in the fourth quarter of 2025, $48 million in the nine months ended September 30, 2025 and $104 million in the twelve months ended December 31, 2025.

See accompanying footnotes and definitions to the quarterly operating summaries.

54 2026 Third Quarter Suncor Energy Inc.

Supplemental Financial and Operating Information (continued)

Quarterly Financial Summary

(unaudited)

	Twelve Months Ended
	Sep 30	Jun 30	Mar 31	Dec 31	Sep 30
	2026	2026	2026	2025	2025
Return on capital employed (ROCE)(A)(%)	22.3	18.3	12.4	11.3	11.0
ROCE excluding impairments(A)(B)(%)	23.9	18.3	12.4	11.3	11.0

(A)	Non-GAAP financial measures or contains non-GAAP financial measures. See the Operating Summary Information – Non-GAAP and Other Financial Measures section of this Quarterly Report.
(B)	ROCE for the twelve months ended September 30, 2026 was impacted by an asset impairment of $1.080 billion ($822 million after tax) recognized in the third quarter of 2026.

See accompanying footnotes and definitions to the quarterly operating summaries.

2026 Third Quarter Suncor Energy Inc. 55

Quarterly Operating Summary

(unaudited)

	Quarter Ended					Nine Months Ended		Year Ended
	Sep 30	Jun 30	Mar 31	Dec 31	Sep 30	Sep 30	Sep 30	Dec 31
Oil Sands	2026	2026	2026	2025	2025	2026	2025	2025
Production volumes (mbbls/d)
Total Oil Sands bitumen production	948.0	815.2	933.9	992.7	958.3	899.1	918.8	937.5
Oil Sands production volumes
Oil Sands operations – SCO, diesel and other products	376.1	310.8	378.7	361.9	370.6	355.2	337.5	343.7
Oil Sands operations – Bitumen	167.6	119.7	161.1	165.2	150.4	149.5	159.5	160.9
Syncrude – SCO, diesel and bitumen	181.8	199.2	188.5	225.0	200.7	189.8	201.1	207.1
Fort Hills – Bitumen	184.5	154.2	187.2	178.2	184.1	175.3	174.5	175.4
Inter-asset transfers and consumption	(121.5)	(93.8)	(116.7)	(84.9)	(93.6)	(110.6)	(88.7)	(87.7)
Total Oil Sands production volumes	788.5	690.1	798.8	845.4	812.2	759.2	783.9	799.4
Oil Sands – upgraded – net SCO and diesel
Oil Sands operations	376.1	310.8	378.7	361.9	370.6	355.2	337.5	343.7
Syncrude	181.8	199.2	172.1	224.9	200.6	184.4	198.0	204.8
Inter-asset transfers and consumption	(29.8)	(27.8)	(31.5)	(29.8)	(27.1)	(29.6)	(29.3)	(29.4)
Total Oil Sands – upgraded – net SCO and diesel production	528.1	482.2	519.3	557.0	544.1	510.0	506.2	519.1
Oil Sands – non-upgraded bitumen
Oil Sands operations	167.6	119.7	161.1	165.2	150.4	149.5	159.5	160.9
Fort Hills	184.5	154.2	187.2	178.2	184.1	175.3	174.5	175.4
Syncrude	—	—	16.4	0.1	0.1	5.4	3.1	2.3
Inter-asset transfers	(91.7)	(66.0)	(85.2)	(55.1)	(66.5)	(81.0)	(59.4)	(58.3)
Total Oil Sands – non-upgraded bitumen production	260.4	207.9	279.5	288.4	268.1	249.2	277.7	280.3
Oil Sands production volumes to market
Upgraded – net SCO and diesel	528.1	482.2	519.3	557.0	544.1	510.0	506.2	519.1
Non-upgraded bitumen	260.4	207.9	279.5	288.4	268.1	249.2	277.7	280.3
Total Oil Sands production volumes	788.5	690.1	798.8	845.4	812.2	759.2	783.9	799.4
Oil Sands sales volumes (mbbls/d)
Upgraded – net SCO and diesel	547.4	484.8	510.0	570.3	541.9	514.2	503.6	520.4
Non-upgraded bitumen	224.5	219.7	287.0	283.7	277.9	243.5	276.9	278.6
Total Oil Sands sales volumes	771.9	704.5	797.0	854.0	819.8	757.7	780.5	799.0
Oil Sands operations cash operating costs(1)(A) ($ millions)
Cash costs	1 260	1 200	1 273	1 119	1 142	3 733	3 360	4 479
Natural gas	86	81	132	137	51	299	276	413
	1 346	1 281	1 405	1 256	1 193	4 032	3 636	4 892
Oil Sands operations cash operating costs(1)(A) ($/bbl)*
Cash costs	25.15	30.65	26.25	23.05	23.80	27.10	24.75	24.30
Natural gas	1.75	2.05	2.70	2.85	1.05	2.15	2.05	2.25
	26.90	32.70	28.95	25.90	24.85	29.25	26.80	26.55
Fort Hills cash operating costs(1)(A) ($ millions)
Cash costs	562	608	551	494	511	1 721	1 553	2 047
Natural gas	17	17	23	24	9	57	49	73
	579	625	574	518	520	1 778	1 602	2 120
Fort Hills cash operating costs(1)(A) ($/bbl)*
Cash costs	33.15	43.30	32.75	30.10	30.10	36.00	32.60	31.95
Natural gas	1.00	1.20	1.35	1.50	0.55	1.15	1.00	1.15
	34.15	44.50	34.10	31.60	30.65	37.15	33.60	33.10
Syncrude cash operating costs(1)(A) ($ millions)
Cash costs	714	715	696	624	576	2 125	1 866	2 490
Natural gas	11	13	20	19	5	44	37	56
	725	728	716	643	581	2 169	1 903	2 546
Syncrude cash operating costs(1)(A) ($/bbl)*
Cash costs	42.70	39.45	41.00	30.15	31.15	41.00	34.00	32.95
Natural gas	0.65	0.70	1.20	0.90	0.30	0.85	0.65	0.75
	43.35	40.15	42.20	31.05	31.45	41.85	34.65	33.70

(A)	Non-GAAP financial measures or contains non-GAAP financial measures. See the Quarterly Operating Metrics Reconciliation and the Operating Summary Information – Non-GAAP and Other Financial Measures sections of this Quarterly Report.

See accompanying footnotes and definitions to the quarterly operating summaries.

56 2026 Third Quarter Suncor Energy Inc.

Quarterly Operating Summary (continued)

(unaudited)

	Quarter Ended					Nine Months Ended		Year Ended
	Sep 30	Jun 30	Mar 31	Dec 31	Sep 30	Sep 30	Sep 30	Dec 31
Oil Sands Segment Operating Netbacks(A)(B)	2026	2026	2026	2025	2025	2026	2025	2025
Non-upgraded bitumen ($/bbl)
Average price realized	96.42	98.79	79.77	58.13	71.93	90.66	72.23	68.61
Royalties	(19.56)	(13.21)	(9.76)	(7.13)	(9.09)	(13.84)	(9.30)	(8.75)
Transportation and distribution costs	(6.49)	(7.04)	(6.93)	(6.17)	(6.65)	(6.83)	(6.75)	(6.59)
Net operating expenses	(19.48)	(26.97)	(20.35)	(19.65)	(19.48)	(22.07)	(19.80)	(19.76)
Operating netback	50.89	51.57	42.73	25.18	36.71	47.92	36.38	33.51

Upgraded – net SCO and diesel ($/bbl)
Average price realized	132.75	143.55	101.08	83.40	92.43	125.79	94.12	91.16
Royalties	(24.11)	(21.73)	(10.02)	(8.28)	(12.98)	(18.75)	(11.55)	(10.64)
Transportation and distribution costs	(3.54)	(3.50)	(3.58)	(3.13)	(3.67)	(3.54)	(3.45)	(3.37)
Net operating expenses	(37.81)	(41.97)	(40.13)	(33.51)	(31.89)	(39.88)	(35.93)	(35.26)
Operating netback	67.29	76.35	47.35	38.48	43.89	63.62	43.19	41.89

Average Oil Sands segment ($/bbl)
Average price realized	122.18	129.59	93.41	75.00	85.48	114.50	86.35	83.29
Royalties	(22.78)	(19.07)	(9.93)	(7.90)	(11.66)	(17.17)	(10.75)	(9.98)
Transportation and distribution costs	(4.40)	(4.61)	(4.78)	(4.14)	(4.68)	(4.60)	(4.62)	(4.49)
Net operating expenses	(32.48)	(37.29)	(33.01)	(28.90)	(27.68)	(34.16)	(30.21)	(29.86)
Operating netback	62.52	68.62	45.69	34.06	41.46	58.57	40.77	38.96

(A)	Contains non-GAAP financial measures. See the Quarterly Operating Metrics Reconciliation and the Operating Summary Information – Non-GAAP and Other Financial Measures sections of this Quarterly Report.
(B)	Netbacks are based on sales volumes.

See accompanying footnotes and definitions to the quarterly operating summaries.

2026 Third Quarter Suncor Energy Inc. 57

Quarterly Operating Summary (continued)

(unaudited)

	Quarter Ended					Nine Months Ended		Year Ended
	Sep 30	Jun 30	Mar 31	Dec 31	Sep 30	Sep 30	Sep 30	Dec 31
Exploration and Production	2026	2026	2026	2025	2025	2026	2025	2025
Production volumes
E&P Canada (mbbls/d)	59.1	68.6	71.1	62.5	55.6	66.2	55.9	57.5
E&P International (mbbls/d)	4.9	2.2	5.3	1.1	2.2	4.1	4.1	3.3
Total production volumes (mbbls/d)	64.0	70.8	76.4	63.6	57.8	70.3	60.0	60.8

Total sales volumes (mbbls/d)	65.6	77.6	75.1	51.5	67.4	72.7	62.5	59.8

Operating netbacks(A)(B)
E&P Canada ($/bbl)
Average price realized	146.01	148.48	114.41	89.18	98.04	136.32	100.47	97.93
Royalties	(32.82)	(34.45)	(19.43)	(11.45)	(16.90)	(28.93)	(17.92)	(16.46)
Transportation and distribution costs	(5.14)	(6.20)	(7.85)	(5.86)	(5.15)	(6.44)	(5.04)	(5.23)
Operating costs	(20.68)	(15.05)	(16.34)	(16.74)	(18.64)	(17.16)	(18.82)	(18.35)
Operating netback	87.37	92.78	70.79	55.13	57.35	83.79	58.69	57.89

(A)	Contains non-GAAP financial measures. See the Quarterly Operating Metrics Reconciliation and the Operating Summary Information – Non-GAAP and Other Financial Measures sections of this Quarterly Report.
(B)	Netbacks are based on sales volumes.

See accompanying footnotes and definitions to the quarterly operating summaries.

58 2026 Third Quarter Suncor Energy Inc.

Quarterly Operating Summary (continued)

(unaudited)

	Quarter Ended					Nine Months Ended		Year Ended
	Sep 30	Jun 30	Mar 31	Dec 31	Sep 30	Sep 30	Sep 30	Dec 31
Refining and Marketing	2026	2026	2026	2025	2025	2026	2025	2025
Refined product sales (mbbls/d)	676.9	654.8	680.9	640.4	646.8	670.8	617.5	623.3
Refinery crude oil throughput (mbbls/d)	487.7	470.6	497.8	504.2	491.7	485.3	472.3	480.3
Rack forward sales volume (ML)	6 139	5 713	5 659	5 883	6 040	17 511	17 183	23 066
Refinery utilization (%)(A)	95	92	97	99	96	95	92	94
Refining and marketing gross margin – first-in, first-out (FIFO) ($/bbl)(B)	91.30	69.65	59.10	40.75	39.65	73.40	36.45	37.60
Refining and marketing gross margin – last-in, first-out (LIFO) ($/bbl)(B)	86.40	61.50	48.25	45.15	39.55	65.40	37.45	39.50
Rack forward gross margin (cpl)(B)	4.60	3.15	5.20	6.85	4.35	4.35	5.60	5.95
Refining operating expense ($/bbl)(B)	6.20	6.35	6.75	6.55	6.00	6.45	6.50	6.50
Rack forward operating expense (cpl)(B)	2.70	3.00	3.15	3.10	2.65	2.95	2.85	2.95
Refining and marketing margin capture (%)(B)(C)	95	89	99	101	92	94	94	96

Refined product sales (mbbls/d)(D)
Transportation fuels
Gasoline	267.9	250.3	269.3	274.0	262.1	262.5	258.7	262.5
Distillate	303.3	306.6	318.1	272.7	289.6	309.2	274.1	273.8
Total transportation fuel sales	571.2	556.9	587.4	546.7	551.7	571.7	532.8	536.3
Petrochemicals	4.0	4.2	10.8	4.4	3.2	6.3	4.9	15.9
Asphalt	43.7	36.0	25.6	29.2	45.0	35.2	33.9	32.7
Other	58.0	57.7	57.1	60.1	46.9	57.6	45.9	49.5
Total refined product sales	676.9	654.8	680.9	640.4	646.8	670.8	617.5	623.3

(A)	Effective January 1, 2026, the company increased the nameplate capacity of its refining network by 10% from 466,000 bbls/d to 511,000 bbls/d. Prior quarter utilization rates have been restated to reflect this change.
(B)	Contains non-GAAP financial measures. See the Quarterly Operating Metrics Reconciliation and the Operating Summary Information – Non-GAAP and Other Financial Measures sections of this Quarterly Report.
(C)	Refining and marketing margin capture would have been 96% for the nine months ended September 30, 2025 and 97% for the year ended December 31, 2025 after adjusting for the one-time settlement of emissions compliance charges recorded in the second quarter of 2025.
(D)	Beginning in the first quarter of 2026, the company has aggregated the presentation of Eastern and Western refined product sales into a single combined total. Prior period amounts have been revised to reflect this change in presentation.

See accompanying footnotes and definitions to the quarterly operating summaries.

2026 Third Quarter Suncor Energy Inc. 59

Quarterly Operating Metrics Reconciliation

(unaudited)

Oil Sands Operating Netbacks(A)

($ millions, except per barrel amounts)

	September 30, 2026			June 30, 2026
	Non-	Upgraded –		Non-	Upgraded –
	Upgraded	Net SCO and	Oil Sands	Upgraded	Net SCO and	Oil Sands
Quarter ended	Bitumen	Diesel	Segment	Bitumen	Diesel	Segment
Operating revenues	2 480	6 841	9 321	2 551	6 492	9 043
Other income (loss)	92	35	127	(67)	6	(61)
Purchases of crude oil and products	(536)	(82)	(618)	(689)	(73)	(762)
Gross realization adjustment(2)	(43)	(108)		180	(93)
Gross realizations	1 993	6 686		1 975	6 332
Royalties	(404)	(1 215)	(1 619)	(264)	(958)	(1 222)
Transportation and distribution	(134)	(179)	(313)	(141)	(154)	(295)
Operating, selling and general (OS&G)	(453)	(2 115)	(2 568)	(569)	(1 989)	(2 558)
OS&G adjustment(3)	50	212		31	138
Net operating expenses	(403)	(1 903)		(538)	(1 851)
Operating netback	1 052	3 389		1 032	3 369
Sales volumes (mbbls)	20 658	50 357		19 989	44 110
Operating netback per barrel	50.89	67.29		51.57	76.35

	March 31, 2026			December 31, 2025
	Non-	Upgraded –		Non-	Upgraded –
	Upgraded	Net SCO and	Oil Sands	Upgraded	Net SCO and	Oil Sands
Quarter ended	Bitumen	Diesel	Segment	Bitumen	Diesel	Segment
Operating revenues	2 637	4 877	7 514	2 172	4 521	6 693
Other income	78	101	179	25	52	77
Purchases of crude oil and products	(719)	(132)	(851)	(582)	(48)	(630)
Gross realization adjustment(2)	64	(207)		(98)	(151)
Gross realizations	2 060	4 639		1 517	4 374
Royalties	(252)	(460)	(712)	(186)	(434)	(620)
Transportation and distribution	(179)	(164)	(343)	(161)	(165)	(326)
OS&G	(588)	(2 124)	(2 712)	(565)	(1 983)	(2 548)
OS&G adjustment(3)	62	281		52	226
Net operating expenses	(526)	(1 843)		(513)	(1 757)
Operating netback	1 103	2 172		657	2 018
Sales volumes (mbbls)	25 830	45 899		26 102	52 472
Operating netback per barrel	42.73	47.35		25.18	38.48

(A)	Non-GAAP financial measures. See the Operating Summary Information – Non-GAAP and Other Financial Measures section of this Quarterly Report.

See accompanying footnotes and definitions to the quarterly operating summaries.

60 2026 Third Quarter Suncor Energy Inc.

Quarterly Operating Metrics Reconciliation (continued)

(unaudited)

Oil Sands Operating Netbacks(A)

($ millions, except per barrel amounts)

	September 30, 2025
	Non-	Upgraded –
	Upgraded	Net SCO and	Oil Sands
Quarter ended	Bitumen	Diesel	Segment
Operating revenues	2 346	4 704	7 050
Other income	70	36	106
Purchases of crude oil and products	(495)	(23)	(518)
Gross realization adjustment(2)	(81)	(108)
Gross realizations	1 840	4 609
Royalties	(232)	(648)	(880)
Transportation and distribution	(170)	(183)	(353)
OS&G	(538)	(1 791)	(2 329)
OS&G adjustment(3)	40	200
Net operating expenses	(498)	(1 591)
Operating netback	940	2 187
Sales volumes (mbbls)	25 567	49 856
Operating netback per barrel	36.71	43.89

2026 Third Quarter Suncor Energy Inc. 61

Quarterly Operating Metrics Reconciliation (continued)

(unaudited)

Oil Sands Operating Netbacks(A)

($ millions, except per barrel amounts)

	September 30, 2026			September 30, 2025
	Non-	Upgraded –		Non-	Upgraded –
	Upgraded	Net SCO and	Oil Sands	Upgraded	Net SCO and	Oil Sands
Year to date	Bitumen	Diesel	Segment	Bitumen	Diesel	Segment
Operating revenues	7 668	18 210	25 878	7 349	13 282	20 631
Other income	103	142	245	55	91	146
Purchases of crude oil and products	(1 944)	(287)	(2 231)	(1 830)	(110)	(1 940)
Gross realization adjustment(2)	201	(408)		(113)	(324)
Gross realizations	6 028	17 657		5 461	12 939
Royalties	(920)	(2 633)	(3 553)	(703)	(1 588)	(2 291)
Transportation and distribution	(454)	(497)	(951)	(509)	(475)	(984)
OS&G	(1 610)	(6 228)	(7 838)	(1 633)	(5 444)	(7 077)
OS&G adjustment(3)	143	631		136	503
Net operating expenses	(1 467)	(5 597)		(1 497)	(4 941)
Operating netback	3 187	8 930		2 752	5 935
Sales volumes (mbbls)	66 477	140 366		75 597	137 478
Operating netback per barrel	47.92	63.62		36.38	43.19

				December 31, 2025
				Non-	Upgraded –
				Upgraded	Net SCO and	Oil Sands
Year ended				Bitumen	Diesel	Segment
Operating revenues				9 521	17 803	27 324
Other income				80	143	223
Purchases of crude oil and products				(2 412)	(158)	(2 570)
Gross realization adjustment(2)				(211)	(475)
Gross realizations				6 978	17 313
Royalties				(889)	(2 022)	(2 911)
Transportation and distribution				(670)	(640)	(1 310)
OS&G				(2 198)	(7 427)	(9 625)
OS&G adjustment(3)				188	729
Net operating expenses				(2 010)	(6 698)
Operating netback				3 409	7 953
Sales volumes (mbbls)				101 699	189 950
Operating netback per barrel				33.51	41.89

(A)	Non-GAAP financial measures. See the Operating Summary Information – Non-GAAP and Other Financial Measures section of this Quarterly Report.

See accompanying footnotes and definitions to the quarterly operating summaries.

62 2026 Third Quarter Suncor Energy Inc.

Quarterly Operating Metrics Reconciliation (continued)

(unaudited)

Exploration and Production Operating Netbacks(A)

($ millions, except per barrel amounts)

	September 30, 2026			June 30, 2026
	E&P		E&P	E&P		E&P
Quarter ended	Canada	Other(4)(5)	Segment	Canada	Other(4)(5)	Segment
Operating revenues	816	256	1 072	1 019	128	1 147
Royalties	(183)	(137)	(320)	(236)	(55)	(291)
Transportation and distribution	(29)	(1)	(30)	(43)	(3)	(46)
OS&G	(126)	(28)	(154)	(108)	(36)	(144)
Non-production costs(6)	10			4
Operating netback	488			636
Sales volumes (mbbls)	5 588			6 860
Operating netback per barrel	87.37			92.78

	March 31, 2026			December 31, 2025
	E&P		E&P	E&P		E&P
Quarter ended	Canada	Other(4)(5)	Segment	Canada	Other(4)(5)	Segment
Operating revenues	718	243	961	415	35	450
Royalties	(122)	(107)	(229)	(53)	(18)	(71)
Transportation and distribution	(49)	(6)	(55)	(26)	(2)	(28)
OS&G	(114)	(19)	(133)	(91)	(36)	(127)
Non-production costs(6)	11			13
Operating netback	444			258
Sales volumes (mbbls)	6 277			4 642
Operating netback per barrel	70.79			55.13

	September 30, 2025
	E&P		E&P
Quarter ended	Canada	Other(4)(5)	Segment
Operating revenues	588	77	665
Royalties	(101)	(32)	(133)
Transportation and distribution	(30)	(2)	(32)
OS&G	(115)	(34)	(149)
Non-production costs(6)	3
Operating netback	345
Sales volumes (mbbls)	5 998
Operating netback per barrel	57.35

(A)	Non-GAAP financial measures. See the Operating Summary Information – Non-GAAP and Other Financial Measures section of this Quarterly Report.

See accompanying footnotes and definitions to the quarterly operating summaries.

2026 Third Quarter Suncor Energy Inc. 63

Quarterly Operating Metrics Reconciliation (continued)

(unaudited)

Exploration and Production Operating Netbacks(A)

($ millions, except per barrel amounts)

	September 30, 2026			September 30, 2025
	E&P		E&P	E&P		E&P
Year to date	Canada	Other(4)(5)	Segment	Canada	Other(4)(5)	Segment
Operating revenues	2 553	627	3 180	1 603	456	2 059
Royalties	(541)	(299)	(840)	(285)	(202)	(487)
Transportation and distribution	(121)	(10)	(131)	(81)	(9)	(90)
OS&G	(348)	(83)	(431)	(315)	(79)	(394)
Non-production costs(6)	25			15
Operating netback	1 568			937
Sales volumes (mbbls)	18 725			15 961
Operating netback per barrel	83.79			58.69

				December 31, 2025
				E&P		E&P
Year ended				Canada	Other(4)(5)	Segment
Operating revenues				2 018	491	2 509
Royalties				(338)	(220)	(558)
Transportation and distribution				(107)	(11)	(118)
OS&G				(406)	(115)	(521)
Non-production costs(6)				28
Operating netback				1 195
Sales volumes (mbbls)				20 603
Operating netback per barrel				57.89

(A)	Non-GAAP financial measures. See the Operating Summary Information – Non-GAAP and Other Financial Measures section of this Quarterly Report.

See accompanying footnotes and definitions to the quarterly operating summaries.

64 2026 Third Quarter Suncor Energy Inc.

Quarterly Operating Metrics Reconciliation (continued)

(unaudited)

Refining and Marketing

($ millions, except as noted)

	Quarter Ended					Nine Months Ended		Year Ended
	Sep 30	Jun 30	Mar 31	Dec 31	Sep 30	Sep 30	Sep 30	Dec 31
Refining and marketing gross margin reconciliation	2026	2026	2026	2025	2025	2026	2025	2025
Operating revenues	13 395	11 890	9 129	7 648	8 085	34 414	23 023	30 671
Purchases of crude oil and products	(9 045)	(8 719)	(6 256)	(5 657)	(6 208)	(24 020)	(18 099)	(23 756)
	4 350	3 171	2 873	1 991	1 877	10 394	4 924	6 915
Other (loss) income	(30)	58	(86)	25	25	(58)	31	56
Non-refining and marketing margin(7)	24	(38)	26	(15)	14	12	15	—
Refining and marketing gross margin – FIFO(A)	4 344	3 191	2 813	2 001	1 916	10 348	4 970	6 971
Refinery production (mbbls)(8)	47 569	45 812	47 581	49 091	48 326	140 962	136 406	185 497
Refining and marketing gross margin – FIFO ($/bbl)(A)	91.30	69.65	59.10	40.75	39.65	73.40	36.45	37.60
FIFO and risk management activities adjustment	(235)	(373)	(518)	215	(5)	(1 126)	137	352
Refining and marketing gross margin – LIFO(A)(B)	4 109	2 818	2 295	2 216	1 911	9 222	5 107	7 323
Refining and marketing gross margin – LIFO ($/bbl)(A)(B)(C)	86.40	61.50	48.25	45.15	39.55	65.40	37.45	39.50

Rack forward gross margin
Refining and marketing gross margin – FIFO(A)	4 344	3 191	2 813	2 001	1 916	10 348	4 970	6 971
Refining and supply gross margin	(4 061)	(3 011)	(2 518)	(1 597)	(1 653)	(9 590)	(4 006)	(5 603)
Rack forward gross margin(A)(9)	283	180	295	404	263	758	964	1 368
Sales volume (ML)	6 139	5 713	5 659	5 883	6 040	17 511	17 183	23 066
Rack forward gross margin (cpl)(A)	4.60	3.15	5.20	6.85	4.35	4.35	5.60	5.95

Refining and rack forward operating expense reconciliation
Operating, selling and general	611	591	673	650	602	1 875	1 789	2 439
Less: Rack forward operating expense(A)(10)	164	173	179	184	160	516	492	676
Less: Other operating expenses(11)	153	127	173	144	153	453	411	555
Refining operating expense(A)	294	291	321	322	289	906	886	1 208
Refinery production (mbbls)(8)	47 569	45 812	47 581	49 091	48 326	140 962	136 406	185 497
Refining operating expense ($/bbl)(A)	6.20	6.35	6.75	6.55	6.00	6.45	6.50	6.50
Sales volume (ML)	6 139	5 713	5 659	5 883	6 040	17 511	17 183	23 066
Rack forward operating expense (cpl)(A)	2.70	3.00	3.15	3.10	2.65	2.95	2.85	2.95

(A)	Non-GAAP financial measures or contains non-GAAP financial measures. See the Operating Summary Information – Non-GAAP and Other Financial Measures section of this Quarterly Report.
(B)	Refining and marketing gross margin – LIFO excludes the impact of risk management activities.
(C)	The Suncor 5-2-2-1 index is most comparable to the company’s realized refining and marketing margin presented on a LIFO basis.

See accompanying footnotes and definitions to the quarterly operating summaries.

2026 Third Quarter Suncor Energy Inc. 65

Quarterly Operating Metrics Reconciliation (continued)

(unaudited)

Refining and Marketing

Suncor custom 5-2-2-1 index(A)(12)

(US$/bbl, except as noted)		Quarter Ended					Nine Months Ended		Year Ended
		Sep 30	Jun 30	Mar 31	Dec 31	Sep 30	Sep 30	Sep 30	Dec 31
(average for the three months, nine months and twelve months ended)		2026	2026	2026	2025	2025	2026	2025	2025
WTI crude oil at Cushing		85.70	92.85	72.15	59.15	64.95	83.60	66.65	64.75
SYN crude oil at Edmonton		92.50	101.25	71.75	57.85	66.30	88.55	66.65	64.45
WCS at Hardisty		71.80	78.20	58.00	47.95	54.55	69.40	55.60	53.65
New York Harbor 2-1-1 crack(B)		76.50	55.55	35.40	29.90	29.95	56.00	25.70	26.75
Chicago 2-1-1 crack(B)		66.10	51.00	23.05	21.50	26.40	46.90	21.05	21.15

Product value
New York Harbor 2-1-1 crack(C)	40%	64.90	59.35	43.00	35.60	37.95	55.85	36.95	36.60
Chicago 2-1-1 crack(D)	40%	60.70	57.55	38.10	32.25	36.55	52.20	35.10	34.35
WTI	20%	17.15	18.55	14.45	11.85	13.00	16.70	13.35	12.95
Seasonality factor		5.00	5.00	6.50	6.50	5.00	5.50	5.50	5.75
		147.75	140.45	102.05	86.20	92.50	130.25	90.90	89.65

Crude value
SYN	40%	37.00	40.50	28.70	23.15	26.50	35.40	26.65	25.80
WCS	40%	28.70	31.30	23.20	19.20	21.80	27.75	22.25	21.45
WTI	20%	17.15	18.55	14.45	11.85	13.00	16.70	13.35	12.95
		82.85	90.35	66.35	54.20	61.30	79.85	62.25	60.20
Suncor custom 5-2-2-1 index		64.90	50.10	35.70	32.00	31.20	50.40	28.65	29.45
Suncor custom 5-2-2-1 index (Cdn$/bbl)(A)		90.80	69.30	48.95	44.65	42.95	69.80	40.05	41.15

(A)	The Suncor 5-2-2-1 index is most comparable to the company’s realized refining and marketing margin presented on a LIFO basis.
(B)	2-1-1 crack spreads are indicators of the refining margin generated by converting two barrels of WTI into one barrel of gasoline and one barrel of diesel.
(C)	Product value of the New York Harbor 2-1-1 crack is calculated by adding the values of the New York Harbor 2-1-1 crack and WTI, multiplying it by 40% and rounding to the nearest nickel.
(D)	Product value of the Chicago 2-1-1 crack is calculated by adding the values of the Chicago 2-1-1 crack and WTI, multiplying it by 40% and rounding to the nearest nickel.

See accompanying footnotes and definitions to the quarterly operating summaries.

66 2026 Third Quarter Suncor Energy Inc.

Operating Summary Information

Non-GAAP and Other Financial Measures

Certain financial measures in this Supplemental Financial and Operating Information – namely adjusted operating earnings (loss), adjusted funds from (used in) operations, free funds flow, measures contained in return on capital employed (ROCE) and ROCE excluding impairments, Oil Sands operations cash operating costs, Fort Hills cash operating costs, Syncrude cash operating costs, refining and marketing gross margin, rack forward gross margin, refining operating expense, rack forward operating expense and, refining and marketing margin capture and operating netbacks – are not prescribed by generally accepted accounting principles (GAAP). Suncor uses this information to analyze business performance, leverage and liquidity and includes these financial measures because investors may find such measures useful on the same basis. These non-GAAP financial measures do not have any standardized meaning and, therefore, are unlikely to be comparable to similar measures presented by other companies. The additional information should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

Adjusted operating earnings (loss), Oil Sands operations cash operating costs, Fort Hills cash operating costs and Syncrude cash operating costs are defined in the Non-GAAP and Other Financial Measures Advisory section and reconciled to GAAP measures in the Consolidated Financial Information and Segment Results and Analysis sections of each respective Quarterly Report to Shareholders in respect of the relevant quarter (Quarterly Report). Adjusted funds from (used in) operations, free funds flow and measures contained in ROCE and ROCE excluding impairments are defined and reconciled to GAAP measures in the Non-GAAP and Other Financial Measures Advisory section of each respective Quarterly Report. Refining and marketing gross margin, refining and marketing margin capture, rack forward gross margin, refining operating expense and rack forward operating expense are defined in the Non-GAAP and Other Financial Measures Advisory section and reconciled to GAAP measures in the Quarterly Operating Metrics Reconciliation section of each respective Quarterly Report, as applicable. Operating netbacks are defined below and are reconciled to GAAP measures in the Quarterly Operating Metrics Reconciliation section of each respective Quarterly Report. The remainder of the non-GAAP financial measures not otherwise mentioned in this paragraph are defined and reconciled in this Quarterly Report.

Oil Sands Operating Netbacks

Oil Sands operating netbacks are a non-GAAP measure, presented on a crude product and sales barrel basis, and are derived from the Oil Sands segmented statement of net earnings (loss), after adjusting for items not directly attributable to the revenues and costs associated with production and delivery. Management uses Oil Sands operating netbacks to measure crude product profitability on a sales barrel basis.

Exploration and Production (E&P) Operating Netbacks

E&P operating netbacks are a non-GAAP measure, presented on an asset location and sales barrel basis, and are derived from the E&P segmented statement of net earnings (loss), after adjusting for items not directly attributable to the revenues and costs associated with production and delivery. Management uses E&P operating netbacks to measure asset profitability by location on a sales barrel basis.

Definitions

(1)Cash operating costs are calculated by adjusting Oil Sands segment operating, selling and general expense for non-production costs and excess power capacity. Significant non-production costs include, but are not limited to, share-based compensation adjustments, research costs, project startup costs and adjustments to reflect the cost of internal transfers in the receiving asset at the cost of production versus the cost of purchase. Non-production costs at Fort Hills and Syncrude also include, but are not limited to, an adjustment to reflect internally produced diesel from Oil Sands operations at the cost of production. Excess power capacity represents excess power revenue from cogeneration units that is recorded in operating revenues. Oil Sands operations excess power capacity and other also includes, but is not limited to, the natural gas expense recorded as part of a non-monetary arrangement involving a third-party processor. Oil Sands operations, Fort Hills and Syncrude production volumes are gross of internally consumed diesel and feedstock transfers between assets. Oil Sands operations, Fort Hills and Syncrude cash operating costs are reconciled in the Segment Results and Analysis – Oil Sands section of this MD&A. Management uses cash operating costs to measure operating performance.
(2)Reflects the items not directly attributed to revenues received from the sale of proprietary crude and net non-proprietary activity at its deemed point of sale.
(3)Reflects adjustments for general and administrative costs not directly attributed to the production of each crude product type, as well as the revenues associated with excess power generated from cogeneration units and sold that is recorded in operating revenue.
(4)Reflects other E&P assets, such as Libya, for which netbacks are not provided.
(5)Production from the company’s Libya operations has been presented in this document on an economic basis. Revenue and royalties from the company’s Libya operations are presented under the working-interest basis, which is required for presentation purposes in the company’s financial statements. Under the working-interest basis, revenue includes a gross-up amount with offsetting amounts presented in royalties in the E&P segment and income tax expense reported at the total consolidated level.
(6)Reflects adjustments for general and administrative costs not directly attributed to production.
(7)Reflects adjustments for intersegment marketing fees.
(8)Refining production is the output of the refining process and differs from crude oil processed as a result of volumetric adjustment for non-crude feedstock, volumetric gain associated with the refining process and changes in unfinished product inventories.
(9)Rack forward operating revenues, other income less purchases of crude oil and products.
(10)Rack forward operating expense reflects operating, selling and general expenses associated with retail and wholesale operations.
(11)Reflects operating, selling and general expenses associated with the company’s ethanol businesses and certain general and administrative costs not directly attributable to refinery production.
(12)The custom 5-2-2-1 index is designed to represent Suncor’s Refining and Marketing business based on publicly available pricing data and approximates the gross margin on five barrels of crude oil of varying grades that is refined to produce two barrels of both gasoline and distillate and one barrel of secondary product. The index is a single value that is calculated by taking the product value of refined products less the crude value of refinery feedstock incorporating the company’s refining, product supply and rack forward businesses, but excluding the impact of first-in, first-out accounting. The product value is influenced by New York Harbor 2-1-1 crack, Chicago 2-1-1 crack, WTI benchmarks and seasonal factors. The seasonal factor is an estimate and reflects the location, quality and grade differentials for refined products sold in the company’s core markets during the winter and summer months. The crude value is influenced by SYN, WCS and WTI benchmarks.

2026 Third Quarter Suncor Energy Inc. 67

Explanatory Notes

*	Users are cautioned that the Oil Sands operations, Fort Hills and Syncrude cash operating costs per barrel measures may not be fully comparable to one another or to similar information calculated by other entities due to the differing operations of each entity as well as other entities’ respective accounting policy choices.

Abbreviations

bbl	–	barrel
bbls/d	–	barrels per day
mbbls	–	thousands of barrels
mbbls/d	–	thousands of barrels per day
cpl	–	cents per litre
ML	–	million litres
WTI	–	West Texas Intermediate
SYN	–	Synthetic crude oil benchmark
WCS	–	Western Canadian Select

Metric Conversion

1 m3 (cubic metre) = approximately 6.29 barrels

68 2026 Third Quarter Suncor Energy Inc.